Exhibit 99.1

B COMMUNICATIONS LTD.

2 Dov Friedman Street
Ramat Gan 5250301, Israel

NOTICE OF AUGUST 8, 2019 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Thursday, August 8, 2019 at 2:00 p.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, shareholders will be asked to: (i) approve an arrangement pursuant to Section 350 of the Israeli Companies Law among the Company, debenture holders, the Company’s shareholders and investors led by the “Searchlight” group; and (ii) approve an exemption with respect liability to office holders, employees and consultants.

The two issues on the agenda are separate and are not contingent upon one another.

Shareholders of record at the close of business on July 22, 2019 are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Alternatively, shares held via a TASE member may be voted electronically via the Israel Securities Authority’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. Detailed proxy voting instructions are provided both in the Proxy Statement and on the proxy card.

Sincerely,

Ami Barlev
Chief Executive Officer

July 15, 2019

B COMMUNICATIONS LTD.

2 Dov Friedman Street
Ramat Gan 5250301, Israel

PROXY STATEMENT

AUGUST 8, 2019 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of B Communications Ltd. to be voted at an Extraordinary General Meeting of Shareholders to be held on Thursday, August 8, 2019, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of the August 8, 2019 Extraordinary General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Thursday, August 8, 2019, at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to vote upon (i) approval of an arrangement pursuant to Section 350 of the Israeli Companies Law among the Company, debenture holders, the Company’s shareholders and investors led by the “Searchlight” group; and (ii) approval of an exemption of liability with respect to office holders, employees and consultants. We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the person designated as proxy intends to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR both proposals.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on July 22, 2019, are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of July 15, 2019, there were 37,274,645 outstanding ordinary shares.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the proxy card in the postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange, or the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot by the applicable form of the Israel Securities Authority (the “ISA”), (available through our company’s filing via the Israeli filing platform, MAGNA) to our offices not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, Attention: Ami Barlev, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

●	Voting Electronically. Shareholders in “Street Name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than August 8, 2019 at 8:00 a.m. Israeli time (6 hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to Mr. Ami Barlev, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Position Statements

Shareholders are permitted to express their position on the proposals to be voted on at the Meeting by submitting a written statement, through the company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to our company at our registered offices, at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than July 30, 2019. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Pursuant to the provisions of Section 350 of the Companies Law A shareholder is entitled to express any objection to the transaction, in accordance to the terms set under the law.

Quorum

The quorum for any shareholders meeting must include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business will be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting will stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present will represent a quorum.

This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below. Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, on the proxy card, as to whether or not his or her holdings in our company, or his or her vote, requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997 (the “Communications Order”). If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting. “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation. “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company. In this context, holding 25% of the means of control of a company is presumed to confer significant influence. The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp. (“Bezeq”), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit. An English translation of the relevant provision in our control permit may be viewed on our website at www.bcommunications.co.il.

Majority Required

For Proposal No. 1, pursuant to Israeli law requirements, a majority of the participants in the vote, other than abstentions, who jointly hold three fourths of the shares represented at the vote, is required to approve the Arrangement.

In addition, because the Arrangement constitutes an extraordinary transaction under Israel’s Companies Law in which Internet Gold – Golden Lines Ltd. (“Internet Gold”), our controlling shareholder, has a personal interest, the shareholders voting in favor of the proposal must include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the proposal. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the proposal represent 2% or less of the voting rights in the company.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company.

A “personal interest” of a shareholder (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

Proposal No. 1 is subject to any authority of the Tel Aviv District Court to approve the Arrangement notwithstanding the vote of the Company’s shareholders.

For Proposal No. 2, pursuant to Israeli law requirements, a majority of the participants in the vote, other than abstentions, who jointly hold three fourths of the shares represented at the vote, is required to approve the Arrangement.

In addition, a separate shareholder vote shall be held for any class of shareholders that have a common interest regarding the proposals that is materially distinct from the other shareholders, and the voting in such separate cases shall be in accordance with Section 350 to the Israeli Companies Law.

Pursuant to the provisions of Section 350 (13) of the Israeli Companies Law, the Court may impose a debt arrangement even in the event that the majority is not obtained in one of the final votes of the creditors or shareholders’ meetings, subject to the Court’s discretion and the terms set under Section 350 (13) of the Israeli Companies Law.

Cost of Soliciting Votes for the Extraordinary Meeting

We will pay the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Extraordinary General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K through any of the following means:

●	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.bcommunications.co.il; or

●	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

As of July 15, 2019, Internet Gold, our controlling shareholder, held of record 19,363,396 shares, or 51.95%, of our outstanding ordinary shares. Eurocom Communications, managed by attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon as special managers, pursuant to a Tel Aviv District Court decision and an approval by the Israeli Ministry of Communications, is the beneficial holder of 15,308,966 of the ordinary shares of Internet Gold.

The following table sets forth certain information as of July 15, 2019 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares, our directors and all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Internet Gold	19,363,396	51.95%
Benny Gabbay	1,073	(*	)
Shlomo Zohar	—	—
Ami Barlev	—	—
Moshe Rosenthal	—	—
Debbie Saperia	—	—
All directors and executive officers as a group (7 persons)	1,073	(*	)

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 37,274,645 ordinary shares outstanding (which exclude 19,230 shares held as treasury shares) as of July 15, 2019.

Cautionary Statement Concerning Forward-Looking Statements

Except for the historical information contained in this Proxy Statement, the statements contained in this Proxy Statement are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the “Risk Factors” section that appears below.

I. APPROVAL OF THE ARRANGEMENT

(Item 1 on the Proxy Card)

The description in this Proxy Statement of the Arrangement and the Transaction is subject to, and is qualified in its entirety by reference to, the Arrangement documents including the trust indentures to the debentures. We have attached a copy of a translation of the full Arrangement to this Proxy Statement as Exhibit A and we recommend that you read it carefully in its entirety. Our shareholders (except Internet Gold) are not third-party beneficiaries under the Arrangement and should not rely on the representations and warranties or any descriptions thereof or on the covenants contained in the Arrangement, the SPA signed with the Investors or the descriptions thereof as reflections of the actual condition of the Investors or us or as an undertaking towards them. The Arrangement was executed in the Hebrew language. In the event of any conflict between the Hebrew and the English translation on the meaning or interpretation of a word, phrase or, the Hebrew language version shall prevail.

In the event of any conflict between this proxy statement and the full Arrangement plan and the SPA, the Arrangement plan and the SPA shall prevail. You should not rely solely on the contents of this Proxy Statement and the shareholders are being asked to go through and read the full Arrangement documents attached before voting. The following description is presented for convenience and does not constitute a full and binding description.

We have attached a copy of a translation of Disclosure Report filed in Israel Under the Companies Regulations (Petition for Compromise or Settlement), 2002 and Regulation 37K of the Securities Regulations (Periodic and Immediate Reports), 1970 - to this Proxy Statement as Exhibit C. In the event of any conflict between the Hebrew and the English translation on the meaning or interpretation of a word, phrase or, the Hebrew language version shall prevail.

Background

For several months, our management and Board of Directors have contemplated and reviewed various acquisition opportunities in an attempt to improve our financial condition. The Company has a substantial amount of existing debt, restricting our operating and financing flexibility and we have been facing financial difficulties mainly because of material adverse effects events related to the Bezeq group, as was previously reported. Negotiations were previously held with various investor groups.

Among other events, during April 2019, TRYMG International Communications Ltd. (formerly Zeevi International Communications Ltd.), a company owned by Mr. Gad Zeevi, as well as Searchlight Capital Partners, L.P. (“Searchlight”) submitted two different and competitive offers for the purchase of Internet Gold’s shares in the Company and for additional investment in the Company. Searchlight’s offer was the one voted on by the debenture holders to be advanced further.

Following intense negotiations and several revised offers, on June 24, 2019 we announced that we had signed a definitive stock purchase agreement (an “SPA”) with an investor group comprised of Searchlight and the Fuhrer Family (together with Searchlight, the “Investors” and the “Transaction”). The SPA was included as Exhibit 99.1 to a Form 6-K filed by the Company on EDGAR dated June 21, 2019 and is attached as Exhibit B hereto.

The Transaction, if completed, will facilitate an overall cash injection of NIS 640 million into the Company’s treasury, stabilizing and significantly improving the Company’s financial position. As a result of the Transaction, we will be able to fully repay our Series B Debentures and make an early repayment of NIS 614 million on our Series C Debentures and accrued interest, while stabilizing the Company’s operations for the future. The Transaction also reflects an equity component, including carrying out a shares offering issuance to the Company’s shareholders.

Our Board, with the assistance of independent financial and legal advisors, determined that the Transaction, upon closing, will deliver significant value to our creditors and to our shareholders. Further, the Transaction represents an opportunity to introduce new and experienced control shareholders to the Company and to Bezeq.

The Transaction includes the purchase of all Internet Gold’s holdings in the Company in consideration for NIS 225 million and a direct investment in B Communications of NIS 260 million. In accordance with the SPA, upon closing, Internet Gold will pay us NIS 345 million (which amount will include the consideration payable by Searchlight to Internet Gold) in consideration for B Communications shares (NIS 35 million in a proposed shares offering issuance) and debentures (NIS 310 million).

The SPA includes, as usual, various representations by the Company, undertakings for exclusivity in the interim period, undertakings not to carry out material actions in the interim period (subject to legal requirements), etc. As part of the negotiations, several improvements have been achieved to the benefit of the Company and its holders, such as: we have very significantly reduced material adverse events (MAE) that would allow for cancellation of the SPA, have incorporated a section of mutual indemnification in the event of breaches, and undertakings of financing and limited guarantees have been made by the Investors. Similarly, the SPA includes a contractual undertaking to pledge Bezeq shares in favor of the debenture holders.

Full details are described in the attached Arrangement, as well as the attached SPA.

The Transaction includes non-negligible exposures, also because of the lack of regulatory certainty as to the amount of time required to complete the terms; there are challenging contingent terms (including retaining minimum liquidity until closing of the Transaction); there is an absence of hard, absolute collateral on a scale sufficient to secure the commitments, and more. The level of commercial risk is however reduced because of the financial and commercial strength of Searchlight Fund and the Fuhrer family, and the seriousness they have displayed throughout the process.

Full details are described in the attached Arrangement, as well as the attached SPA.

The Court Process

Since the Transaction reflects a settlement agreement with the debenture holders of both the Company and Internet Gold, an Israeli court needs to approve the Transaction in a settlement and arrangement process pursuant to Section 350 of the Israeli Companies Law, 5759-1999. On July 9, 2019, we filed a motion with the Tel Aviv-Jaffa District Court (the “Court”) to have the Court order the convening of meetings of the Company’s debenture holders (Series B and C) and our shareholders, for the purpose of approving the Arrangement.

On July 10, 2010, the Court approved our motion. Our shareholders are now being asked to approve the Arrangement, a copy of which (translated to English for convenience only) is attached as Exhibit A.

Description of the Arrangement

1.	Controlling stake: the Investors will purchase the controlling stake of the Company currently held by Internet Gold (51.95% of the outstanding shares of our Company) at a price per share of NIS 4.175, for a total consideration of NIS 225 million.

2.	Investment in the Company: the Investors will invest NIS 260 million in the Company and will be issued 62,275,450 ordinary shares of the Company.

3.	Financing in the aggregate amount of NIS 70 million: the Company will offer to its shareholders (excluding Internet Gold) the opportunity to purchase shares in the amount of NIS 35 million at a price per share of NIS 4.175. Searchlight will, to the extent that there will be insufficient response from the other shareholders in the Company, invest up to NIS 35 million in the offering. Internet Gold has undertaken to invest NIS 35 million, subject to Searchlight’s right (but not its obligation) to purchase the shares in lieu of Internet Gold. The Company is in discussions with the ISA examining the possibility of publishing a prospectus for an issuance in Israel, taking into account the existing auditor qualification in the Company’s financial statements and the limitations on public financing. Alternatively, the Company is examining an issuance by way of exemption from a prospectus approved by the Court or other alternatives. There is no certainty that any of these alternatives will be implemented.

4.	Additional Shares: in the event that the cash balance of the Company is in excess of NIS 680,000,000 and up to NIS 695,000,000, the Investors will be issued additional shares without payment of any consideration (at a price per share of NIS 4.175).

5.	Issuance of Series C Debentures: Internet Gold will be issued NIS 310,000,000 par value of our Series C Debentures in consideration of NIS 310,000,000.

6.	Repayment of Series B Debentures: there will be a full repayment of the final principal amount to the Series B Debenture Holders of the Company in the amount of NIS 225 million plus interest (without interest on arrears or fines or other payments) until the date of payment.

7.	Repayment of Series C Debentures: there will be early an repayment of principal in the amount of NIS 614 million in favor of the holders of Series C Debentures of the Company, whose original repayment date is 2020-2023, and of accrued and not yet paid interest payments up to the closing date and not yet paid at a rate of 3.85% (without any additional interest or arrears or fines or other payments).

8.	Series D Debentures: concurrently with the reduction of NIS 58 million par value from the principal amount of the Series C Debentures, a new NIS 58 million par value Series D Debentures will be issued to all Series C Debenture Holders who held the Series C Debentures prior to the closing date on similar terms to the Series C Debentures, except for: (a) an obligation for full early repayment, to the extent that sufficient dividends are received from Bezeq, (b) in the event that the Company issues any new series of debentures or in the event that the Company sells any of its assets (including the Pledged Shares), the consideration shall be used first to early repay the Series D Debentures, and (c) the amount of Series D Debentures will not be increased.

9.	Series E Debentures: the Company will be permitted to issue additional debentures or raise additional debt, to be used only to generate liquidity for additional unplanned operating expenses of the Company, up to the lower of NIS 100,000,000 and 1.3% of Bezeq’s equity. The terms of potential Series E Debentures will be similar to Series C Debentures except that first payment of interest will be on May 20, 2020 and the amount of Series E Debentures shall not be subject to any increase. Series E Debentures will be senior to other debt with respect to the Pledge Shares.

Payment Schedule of Series C Debentures

The Series C Debentures will be repaid (principal) in one payment (100%) to be paid on November 30, 2024.

The interest on the outstanding balance, as it will be from time to time, of the Series C Debentures will be paid starting November 2019, and twice a year, on May 31 and November 30 of each of the years 2020 to 2024.

The final principal and interest payments will be paid on November 30, 2024.

Interest

The Series C Debentures will bear an annual interest rate of 3.85%.

Liens on Bezeq’s shares

The Investors, the Company and Internet Gold undertake to take all necessary actions and reasonable commercial efforts in good faith in order to obtain the approval of the Israeli Ministry of Communications and any other approval required under the Bezeq license for a first priority lien, pari passu, on all the Bezeq shares held, directly and indirectly, by the Company (the “Pledge Shares”) for the benefit of the Debenture Holders (Series C and D) which will become a second ranked lien subject to the issuance of Series E Debentures.

The Company will be entitled to sell the Bezeq shares only to the extent that there is no cause for the immediate repayment of the Series C or the Series D Debentures, and pursuant to additional terms.

For a detailed description of the terms of the lien and the terms set forth with respect to the manner of realization of the lien or the sale of Bezeq shares and the manner of distribution of the proceeds and rights between the various series of debentures in realization or sale events - see the Arrangement as translated and attached to this proxy statement.

Financial Covenants

As part of the Arrangement, most of the existing financial covenants in the existing debentures of the Company will be amended and replaced with other covenants, among else, as detailed in the Arrangement and the SPA.

Limitation on Dividends

The Company undertakes not to distribute dividends to its shareholders or buy back its own shares or any other distribution as defined in the Israeli Companies Law, unless all the following conditions are met:

1.	At the time of approving the distribution, there is no cause for immediate repayment of debentures.

2.	The LTV (as defined in the SPA) will not exceed 65%, immediately after the distribution.

3.	If the distribution occurs after December 30, 2023, the Series D Debentures shall have been repaid in full.

4.	The Company, immediately after the distribution, will hold a cash balance equal to the amount of the necessary interest payments in respect of the Debentures (Series C and D) and in respect of the Series E Debentures, if any.

Limitations on Management Fees

The Investors undertake that as long as the Series C Debentures are outstanding, no management fees will be collected from the Company, except for reimbursement of expenses and compensation to its directors, in a total amount that does not deviate substantially from the current compensation policy.

Conditions Precedent

The Arrangement is subject to a series of closing conditions (as more fully detailed in the SPA) including:

1.	Obtaining a new control permit from the Israeli Ministry of Communications.

2.	Unconditional approval of the Court.

3.	Approval of the stockholders of the Company.

4.	Exemption and release from liability in respect of any action and omission in respect of this Arrangement and transactions thereof by the directors and officers of the Company and Internet Gold, the Debenture Holders, trustees of the Debenture Holders, representative bodies of the Debenture Holders, and financial and legal advisers of the Debenture Holders, in each of the cases, solely by virtue of their position.

5.	Approval of the Israel Competition Authority shall be obtained.

6.	TASE Approval for the issuance of securities issued as part of the Arrangement is obtained, including the Series C Debentures and amendments to the Deed of Trust of Series C Debentures.

7.	The absence of any injunction or other order or legal requirement preventing, binding or restricting the execution of the transactions included in the Arrangement.

8.	Bezeq’s shares held by the Company shall not be sold and shall constitute at least 25.1% of Bezeq’s issued share capital.

9.	All other regulatory approvals, including NASDAQ’s approval of an additional listing application to be filed with NASDAQ, shall be obtained.

10.	The appointment of persons designated by Searchlight to the boards of directors of the Company and Bezeq.

11.	No Material Adverse Effect, as described below, shall have occurred.

12.	The cash balance of the Company upon the Closing shall be no less than NIS 680,000,000.

Subject to any legal restrictions, the parties to the SPA may agree, upon their sole discretion to waive any of the closing conditions noted above.

Representations and Warranties

Customary representations by all the parties to the Transaction. The representations in the Transaction agreements expire within 4 months of the closing date. The representations made by the Company and Internet Gold are made on a several basis.

Additional Covenants

The SPA includes various additional covenants of the parties relating to the period between signing and closing and to certain periods following closing, including, among others:

1.	Financial covenants by each of the Investors and letters of guarantee regarding the financial liabilities of the Investors in the event that the Transaction was canceled.

2.	We undertook to conduct our business during the period commencing upon signing and continuing until the earlier of the termination of the SPA and the closing in all material respects in the usual, regular and ordinary course consistent with past practice. The SPA includes a list of actions that are not permitted without the prior written consent of certain other parties to the SPA, including: amendments to the formation documents, settlement of certain claims, payment of dividends and issuance of certain securities.

Exclusive Dealings

Between the signing date of the SPA and the earlier of the closing and the termination of the SPA, the Company and Internet Gold shall not (and shall use reasonable efforts to cause their representatives and affiliates not to) solicit, knowingly encourage, initiate or participate in any negotiations or discussions with respect to any offer or proposal to acquire a significant portion of their securities or assets.

Material Adverse Effect

The term “Material Adverse Effect” is defined in the SPA and excludes certain customary events and circumstances that will not be considered to have caused a “Material Adverse Effect”, including general changes in the terms affecting the industries in which Bezeq and its subsidiaries operate, any change in the market price or trading volume of the Ordinary Shares of the Company or Bezeq on the NASDAQ or the TASE.

Directors

On the closing date of the Transaction, the term of office of the Company’s directors will be terminated and new directors will be appointed in accordance with the Investor’s demands and in accordance with the requirements of the law as far as external directors are concerned.

On the closing date, the term of office of two directors out of the nine members of the Board of Directors of Bezeq will be terminated and new directors will be appointed in accordance with the Investors’ needs and in accordance with the requirements of the law (provided they are eligible)

Limitation on Liability

Except in the event of fraud, the liability of the parties to the SPA thereunder is limited to an amount of NIS 26,000,000 with respect to the Company, an amount of NIS 22,500,000 with respect to Internet Gold and an amount of NIS 30 million with respect to the Investors (pro rata divided between the Investors).

Termination

If either (i) the Company’s shareholders have not approved the Arrangement by the timeframe set in the SPA or (ii) the Arrangement is not approved by the Tel Aviv District Court by the timeframe set in the SPA, Searchlight will have the right to terminate the SPA. In addition, either party shall have the right to terminate the SPA if the other party fails to comply with its undertakings thereunder, or if the closing has not occurred by November 24, 2019 (subject to the rights of the parties to agree to waive any such failure to comply or to extend such date).

Risk Factors

In addition to the other information included in this Proxy Statement, including the matters addressed under “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risk factors in determining how to vote at the Meeting.

Failure to complete the Arrangement could negatively impact our share price, business, financial condition, results of operations or prospects.

The Arrangement is subject to the satisfaction or waiver of certain closing conditions described above. No assurance can be given that each of the conditions will be satisfied.  If the conditions are not satisfied or waived in a timely manner and the Arrangement is delayed, our debenture holders and creditors may bring the Company to immediate liquidation which may also result in delisting and cessation of operations.

Our ability to manage our operations during the period prior to closing is limited and subject to the undertakings included in the SPA.

As noted above, the SPA contains restrictions on the operation of our business and management of our company during the period between signing of the SPA and the closing of the Transaction. Therefore, during such period we may not be able to perform certain actions or enter into certain agreements that we would otherwise perform or execute and certain business opportunities may become unavailable or materially different due to changes implemented at the request of the Investors. The loss of such opportunities may materially adversely affect our business and results of operations.

If the Arrangement is not consummated within 5 months or if one of the conditions to closing is not fulfilled or waived, either we or the Investors may choose to terminate the SPA resulting in a loss of the time, efforts and funds expended by us on the Transaction up to the date of termination.

We and Internet Gold are subject to the Control Permit for holding Bezeq shares. Failure to comply with this permit or other regulatory provisions relating to the Control Permit may result in the revocation of the Control Permit and our rights with respect to our Bezeq interest would be adversely impacted, which would materially and adversely affect our business and financial position.

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Ministers of Communications and Finance, or the Ministers, in order to obtain a permit to acquire Bezeq.

According to the Control Permit, the control must be held by an “Israeli Party,” as defined in the Communications Order. Currently, Internet Gold and we are deemed to be “Israeli Parties,” so long as Internet Gold and we are controlled by a citizen and resident of Israel. Persons with certain criminal convictions may also not hold a Control Permit.

There is no assurance that the Investors will be granted a new Control Permit and this is another condition precedent to the Arrangement.

Conflicts of interest may arise between Internet Gold, the Investors and us that could be resolved in a manner unfavorable to us.

The interest of Internet Gold in the Arrangement may not align with the interest of the Investors and with our own interest in dealing with our respective debenture holders and shareholders. There is no guarantee that Internet Gold will approve the Arrangement.

The implementation of the Arrangement could result in significant dilution to the shareholders of the Company.

The issuance of shares in the Company to Searchlight and to Internet Gold, as described above, will dilute the interest of the remaining shareholders in the Company significantly. In addition, shareholders who do not participate in the investment of NIS 35M to be offered to the Company’s shareholders other than Internet Gold will be diluted further, while the possible issuance of additional shares in the Company to Searchlight in the event that the Company’s cash balance at closing is less than NIS 695M, as described above, may further dilute these shareholders. A shareholder who does not participate in the investment offered pursuant to the Arrangement to the Company’s will be diluted in the event that the maximum number of shares are issued to Searchlight due to the cash balance of the Company upon the Closing of the SPA being equal to NIS 680M.

Exclusivity period may prevent better prospects.

The SPA prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other transactions. These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Arrangement.

Recommendation of Our Audit Committee and Board of Directors

Our Board of Directors, following the approval of our Audit Committee has (i) reviewed and considered the terms and conditions of the SPA, (ii) determined that the SPA is fair to and in the best interests of our Company and its shareholders, and (iii) unanimously approved the SPA, the Arrangement and the underlying transactions contemplated by the Arrangement. The SPA was attached as Exhibit 99.1 to a Form 6-K filed by the Company on EDGAR dated June 21, 2019 and we encourage you to read it in its entirety. An English translation to the Arrangement is attached as Exhibit A to this Proxy Statement. The SPA is attached as Exhibit B.

In reaching these determinations, our Audit Committee and Board of Directors considered (a) the discussions with our senior management and the advice of the Company’s outside legal counsel and the financial advisors, (b) a variety of business, financial and market factors, and (c), in the case of our Board of Directors, the approval of our Audit Committee. In the course of reaching their determinations, our Audit Committee and Board of Directors, considered the following factors and potential benefits of the Arrangement, each of which the members of the Audit Committee and Board of Directors believed supported their respective decisions:

●	The inability of the Company in recent times to fully fund its debt obligations and specific undertakings to our Series C and Series D Debenture Holders;

●	The inability of the Company to finalize negotiations to obtain financing for necessary capital expenditures;

●	The current controlling shareholder’s financial distress and inability to support the Company’s ongoing financial requirements;

●	Searchlight’s engagement in complementary markets to the business of Bezeq and its capability to advance the Company’s and the Bezeq Group’s business in such markets;

●	Our Board of Directors’ familiarity with, and information provided by our management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company and the Group, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which our Company operates and our position in such markets;

●	The fact that the Board of Directors considered for some time various strategic alternatives, including discussions with a number of potential buyers that did not result in a final and binding agreement; and

●

The financial and other terms and conditions of the SPA and the fact that they were the product of arm’s-length negotiations between the parties and will substantially increase the capital of the Company.

●

The Company’s management believes that the Transaction will bring value to its shareholders. It will stabilize the Company’s financial condition and will introduce a strong and significant controlling shareholder.

Our Board of Directors and our Audit Committee also stated the following:

■	The possibility of strategic investors such as Searchlight and the Fuhrer Family gaining control in the Company raises the hope of an improvement in the stability of the Company and the Group, and the ability to direct our operations in the future to allow our base asset, the Bezeq shares, to recover. The Board believes there is significant value in cooperating with sophisticated parties such as Searchlight and the Fuhrer Family as controlling shareholders of the Bezeq Group – these entities and people combine proven experience, financial strength and a rich business background.

■	This is an important milestone for the Company and strengthens its future prospects. The Transaction is the result of diligent analysis and thoughtful strategic deliberations over the past six months. Further, Searchlight has a track record of successfully investing into a wide range of global communications companies and catalyzing successful transitions of their technology and network infrastructure over the course of Searchlight’s involvement.

■	we believe that their capabilities and established positions, coupled with Bezeq’s high quality management and operational/financial expertise, will enable the Company and Bezeq to strengthen their value propositions for their stakeholders, customers and the wider public.

■	In these circumstances, the Board of Directors is of the opinion that:

■	In business terms, the proposal is suitably balanced between the interests of the relevant parties and includes a commitment of a significant cash inflow both from the Investors and the controlling shareholder while providing the possibility (even if limited in scope) for the public to participate;

■	The Transaction allows the Company to meet its agreed undertakings with its interested parties;

■	From a legal and practical point of view, the proposal solves legal disputes that might overshadow and delay alternative solutions;

■	Searchlight has experience in the communications field and intends to provide strategic and not just financial value. The Fund has been in the process for some time and has proven its level of commitment and significant seriousness. Bringing in the controlling shareholder as stated is likely, in the right circumstances, to lead to the creation of value for the Company’s existing shareholders.

■	The Transaction represents a solution for the ongoing issue of the Concentration Law.

■	Accordingly, the Board of Directors calls on all the parties involved to support approval of the proposal.

Our Board of Directors and our Audit Committee also considered a variety of risks and other potentially negative factors concerning the Arrangement, including the following:

1.	The risks and costs to us if the SPA and Arrangement are not consummated;

2.	The fact that certain representations we are making to the Investors in the SPA are required to be true in all material respects as of the closing in order for the applicable closing condition to be met, which increases the risk of failure to close; and

3.	The risk that certain representations we are making to Searchlight in the SPA are subject to indemnification obligations in the event that they will be untrue.

We do not intend for the foregoing discussion of the information and factors considered by our Audit Committee and Board of Directors to be exhaustive. We do believe, however, that the foregoing discussion summarizes the material factors considered by our Audit Committee and Board of Directors in their consideration of the proposed transaction. After considering these factors, our Audit Committee and Board of Directors, respectively, concluded that the positive factors relating to the Arrangement outweighed any potential negative factors. In view of the complexity of these matters, our Audit Committee and Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Audit Committee and Board of Directors may have assigned different weights to various factors. Our Audit Committee and Board of Directors unanimously approved and recommended entering into the Arrangement based upon the totality of the information presented to and considered by them.

Required Vote

Pursuant to Israeli law requirements, a majority of the participants in the vote, other than abstentions, who jointly hold three fourths of the shares represented at the vote, is required to approve the Arrangement.

In addition, a separate shareholder vote shall be held for any class of shareholders that have a common interest regarding the Arrangement that is materially distinct from the other shareholders, and the voting in such separate cases shall be in accordance with Section 350 to the Israeli Companies Law.

Since the Arrangement constitutes an extraordinary transaction under Israel’s Companies Law in which Internet Gold, our controlling shareholder, has a personal interest, the shareholders voting in favor of the matter must also include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company.

A “personal interest” of a shareholder (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

Proposed Resolution

“RESOLVED, that the SPA and the Arrangement as approved by the Court and the other transactions contemplated by, or related to, the SPA and the Arrangement, hereby are, approved and adopted in all respects.”

The Board of Directors recommends a vote FOR the foregoing resolution.

II. EXEMPTION FOR OFFICE HOLDERS

At the request of the Company’s management, together with the approval of the Arrangement, as a separate clause and not as a condition to the Arrangement, a more extensive exemption clause is being brought for approval before our shareholders, as is customary in such arrangements.

Terms of Proposed Exemption

Upon the closing of the Arrangement, a full, complete and final exemption of liability will be granted to the Company’s officer holders, employees and consultants, who are not under investigation in the Bezeq criminal cases, with respect to any debt, liability, obligation, claim or demand related to or in connection with the Company and the Group companies, including their operations, assets, financial and immediate reports, and all with respect to claims or causes that precede the closing of the Arrangement.

The exemption’s terms do not include outstanding claims.

The following are the Board of Directors’ reasons for the proposed exemption clause:

The Company’s Board of Directors and the Company’s officers have mobilized in an unprecedented manner to achieve a solution to the Company’s financial situation and have worked tirelessly to enable the integration of high-quality Investors into the Group to solidify its financial strength. The Board of Directors and officers worked intensively, day and night, with the aim of achieving optimal economic results. The Transaction works for the benefit of the Company’s creditors and for the benefit of the Company’s shareholders, and it is expected to provide them with significant value.

The ability of the Board to make quick decisions wisely, to act intensively, and to mobilize in an unprecedented manner to the process was key to its success.

Required Vote

Pursuant to Israeli law requirements, a majority of the participants in the vote, other than abstentions, who jointly hold three fourths of the shares represented at the vote, is required to approve the exemption.

In addition, a separate shareholder vote shall be held for any class of shareholders that have a common interest regarding the proposal that is materially distinct from the other shareholders, and the voting in such separate cases shall be in accordance with Section 350 to the Israeli Companies Law.

The approval of the exemption is not a condition for the approval of the SPA and the Arrangement, and these transactions may still go forward notwithstanding a vote of the shareholders against the exemption.

Proposed Resolution

“RESOLVED, that a full exemption of liability as further described (and limited) in the Proxy Statement is granted to the Company’s officer holders, employees and consultants.”

The Board of Directors recommends a vote FOR the foregoing resolution.

III. OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than that specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Ami Barlev
Chief Executive Officer

Date: July 15, 2019

Exhibit A

SETTLEMENT PLAN

A.	GENERAL

1.	This document describes the main terms of the settlement proposal formulated by B Communications Ltd. (“BComm”), Searchlight II BZQ L.P. (“Searchlight”) and T.N.R. Investments Ltd. (hereafter, each of them the “Purchasers”), Internet Gold – Golden Lines Ltd. (“Internet Gold”), and in accordance with the decision of the debenture holders to support approval of the Settlement Documents as part of the settlement pursuant to section 350 of the Companies Law, as reflected in the Settlement Documents (“the Settlement Plan”).

2.	It should be clarified that we refer to the main points of the provisions of the settlement only, and that in any case of contradiction and/or incompatibility between the Settlement Plan or any other provisions in this motion, and the provisions set forth in the Settlement Documents, the provisions of the Settlement Documents (as defined below) shall prevail; according to the provisions of the deeds of trust for the Series C, D and E Debentures, commencing on the Closing Date (as defined below), as part of the relations between BComm and the holders of the Series C, D and E Debentures, in case of contradiction and/or incompatibility among the various Settlement Documents, the provisions of the Series C, D and E deeds of trust shall prevail; the Settlement Documents are attached as Appendix A to the Settlement Plan and will be brought in their entirety for approval of the meetings; reading this Settlement Plan is not a substitute for reading the referenced documents.[1]

3.	The Settlement Plan does not include reference to all the provisions of the Investment Agreement and the other Settlement Documents.

4.	Furthermore, in everything relating to the deed of trust of Series C Debentures of BComm, this Settlement Plan relates only to material amendments that will be made in the amended deed of trust, which will replace the original deed of trust for the Series C Debentures and which will enter into force on the Closing Date (the “Amended Series C Deed of Trust”).

B.	DEFINITIONS

5.	In the Settlement Plan, the following terms have the meaning ascribed to them below:

5.1	“Series B Debentures” – The Debentures (Series B) issued by BComm on September 21, 2010, including their amendments from time to time.

5.2	“Series C Debentures” – The Debentures (Series C) issued by BComm on September 18, 2016, January 16, 2017 and January 23, 2018.

5.3	“Series D Debentures” – The Debentures (Series D) that will be issued by BComm on the Closing Date in a total amount of NIS 58 million par value.

5.4	“Series E Debentures” – The Debentures (Series E) insofar as will be issued by BComm on the Closing Date for raising Additional Debt (as defined below), the issuance of which is subject to raising the entire amount of the Additional Debt.

[1]	General remark: Some of the component parts of the amended settlement proposal are under audit by the Stock Exchange and the Securities Authority, as well as the Ministry of Communications, and some adjustments may have to be made in order to comply with their demands.

5.5	“Bezeq” – Bezeq Israel Communication Corp. Ltd.

5.6	“Court” – Tel Aviv District Court.

5.7	“Internet Gold” – Internet Gold – Golden Lines Ltd.

5.8	“TASE” – The Tel Aviv Stock Exchange Ltd.

5.9	The “Settlement” – The Settlement among BComm, Internet Gold, the Purchasers, the Series B and C debenture holders and the shareholders of BComm, as set forth in this Settlement Plan.

5.10	“BComm” – B Communications Ltd.

5.11	The “Law” – The Companies Law, 1999.

5.12	The “Investment Agreement” – The Investment Agreement signed among BComm, Internet Gold and the Purchasers on June 24, 2019, in the wording attached to this Settlement Plan as part of Appendix A.

5.13	The “Purchasers” – Searchlight II BZQ L.P. (“Searchlight”), and T.N.R. Investments Ltd. (the “Israeli Entity”), pro rata, according to the relative part of the Israeli Entity that will be set by Searchlight at least 3 business days prior to the Closing Date, and which shall be not less than 13% and not more than 19% of the transaction.

5.14	The “BComm Companies” – BComm, SP1 and SP2 (as defined below).

5.15	The “Closing Date” – The date commencing 13 business days after fulfillment of all the conditions precedent set forth in the Investment Agreement, on which the actions and transactions pursuant to the provisions of the Settlement will be carried out.

5.16	The “Transaction Share Price” – NIS 4.175 per BComm share.

5.17	The “Settlement Documents” – The Investment Agreement, the deeds of trust of the Series C, D and E2 Debentures, the Financing Commitments of the Purchasers, letters of Guarantee of the Purchasers and the Bezeq Share Lien Agreements, attached as Appendix A to this Settlement Plan.

5.18	“LTV” – The ratio of (1) the balance of all the debts of BComm net of cash and cash equivalents of BComm in banking corporations and recognized financial institutions (including those which are limited or pledged and bank guarantees for securing debts) on the date of the relevant audit, to (2) the value of all the Bezeq shares owned by BComm, directly or indirectly, on that same audit date.

5.19	“SP1” – B Communications (SP1) Ltd.

5.20	“SP2” – B Communications (SP2) Ltd.

5.21	“Value of Bezeq Shares” – means the adjusted average closing price of the Bezeq share in the 90 days ended on the date of the relevant audit.

[2]	Insofar as Series E Debentures will be issued.

C.	THE TRANSACTION

6.	Purchase of controlling shares by the Purchasers

The Purchasers will purchase from Internet Gold all of its holdings in BComm, accounting for 51.95% of the issued and outstanding capital of BComm, in consideration of NIS 225 million.

7.	Investments in the Company

7.1	On the Closing Date, the Purchasers will invest in the Company the sum of NIS 260 million, against an allotment of 62,275,450 ordinary shares of BComm, at the Transaction Share Price.

7.2	BComm shares will be issued as described in section 8 below.

7.3	On the Closing Date, Internet Gold will be allotted Series C Debentures of NIS 310 million par value in consideration of an injection of NIS 310 million to the Company.

7.4	Similarly, in the event that the balance of cash in BComm will be an amount between NIS 695 million and a minimum of NIS 680 million (“the Minimum Balance”), additional shares will be issued to the Purchasers without additional payment in an amount equivalent to the difference between NIS 695 million and the Minimum Balance divided by the share price of the transaction.8. Capital Issue

8.1	On the Closing Date, BComm will make a capital issue of NIS 70 million to the BComm shareholders, at the Transaction Share Price, as described in sections 8.2 and 8.3 below (the “Capital Issue”).

8.2	No later than 20 business days prior to the Closing Date, BComm will offer its shareholders (excluding Internet Gold) participation in half of the Capital Issue, i.e. NIS 35 million, at the Transaction Share Price. Searchlight has undertaken to purchase the balance of those shares, amounting up to NIS 35 million, if the other shareholders in the Company do not respond to the offer.

P.3	Internet Gold has undertaken to purchase, in the Capital issue, half of the Capital Issue, i.e. NIS 35 million, subject to Searchlight’s right (but not its obligation) to purchase the shares instead of Internet Gold, if Internet Gold fails to meet its undertaking to purchase the shares as aforesaid. The issue will be made at the Transaction Share Price.

9.	Repayment of Series B Debentures

On the Closing Date, BComm will repay in full those amounts of principal and interest (but without arrearage interest and/or penalties and/or other payments) still unrepaid in respect of BComm’s Series B Debentures as of that repayment date.

10.	Series C Debentures

10.1	Early repayment of principal and interest of the Series C Debentures

On the Closing Date, BComm will make the following payments only to those who were registered on the Closing Date as holders of the Series C Debentures, and for the removal of doubt, except in respect of the debentures that will be issued on the Closing Date to the controlling shareholder in the Company, Internet Gold:

(a)	Payment on account of the interest on the Series C Debentures which has accrued up to the Closing Date and has not yet been paid (at an interest rate of 3.85%, without any additional interest and/or arrearage interest and/or penalties and/or other payments);[3]

[3]	It is clarified that in accordance with the provisions of the original deed of trust, the interest rate commencing July 4, 2019 is 4.85% (the “Interest Increase”) but if the Settlement is completed, the rate of the interest accrued by the Closing Date and not yet paid will remain at 3.85%.

(b)	BComm will make early repayment of NIS 614 million par value principal of the Series C Debentures in respect of principal payments scheduled to be made in the years 2020-2022 and in respect of partial repayment (65%) of the interest payment in 2023, The balance of the payment of the principal for 2023 will be replaced by Series D Debentures, which will be issued to the existing debenture holders on the Closing Date, as described in section 11 below.

10.2	The new loan schedule of the Series C Debentures after the Closing Date

The Series C Debentures will fall due (principal) in one payment (100%), to be paid on November 30, 2024.

Commencing on the Closing Date (if it takes place), the interest on the unrepaid balance, as may be from time to time, of the principal of the Series C Debentures will be paid commencing November 2019,4 and twice a year on May 31 and November 30 of each of the years 2020 to 2024.

The final principal and interest payments will be made on November 30, 2024.

10.3	Interest

The Series C Debentures will bear annual shekel interest of 3.85%.

For failure to comply with the LTV Ratio, the annual interest rate will increase by 0.25% in respect of the period commencing on the date of the second consecutive audit in which BComm failed to comply with the LTV Ratio, until the earlier of (1) the date of ending the deviation; (2) the date of full repayment of the balance of the unrepaid principal of the Series C Debentures, and all in accordance with the provisions of section 5.15 of the Amended Series C deed of trust.

10.4	Series expansion

On the Closing Date, BComm will allot Series C Debentures of NIS 310 million par value to Internet Gold by way of a series expansion. It is clarified that the series expansion will be implemented only after early repayment as described in section 10.1(b) above.

10.5	Raising financial debt and senior debt

BComm may not assume additional financial debt other than in one of the following cases: (a) the entire net debt consideration (less the expenses involved in raising the additional financial debt) is used for repayment of BComm’s debts in respect of the Series C and D Debentures (and in such a case BComm’s debt to the Series D Debentures will be repaid first, and the balance remaining, if any, after repayment of BComm’s entire debt to the Series D Debentures will be used for repayment of BComm’s debt to the Series C Debentures); (b) for generating liquidity for unforeseen operating expense needs of BComm (and it is clarified that this sum shall not be used for making a distribution to BComm’s shareholders) (the “Additional Debt”), provided that the amount of the Additional Debt does not exceed the lower of (a) NIS 100 million (one hundred million shekels) and (b) 1.3% of the Value of Bezeq Shares as defined above.

[4]	The first interest payment on November 30 2019 will be made in respect of the period starting on the first trading day after the Closing Date and ending on that payment date, and will be calculated according to the number of days in that period and on the basis of 365 days in a year at the annual interest noted in section 10.3 below.

BComm will act to raise the Additional Debt by issuing Series E Debentures of BComm, which will be offered to the holders of Series C Debentures of BComm only (including after the series expansion for Internet Gold as described in section 7.3 above). If BComm does not receive orders for the entire amount of the Additional Debt from the issuance of the Series E Debentures, the issuance will be cancelled and BComm may implement a series expansion of Series C Debentures by means of a private placement to classified investors.

If BComm approached fifteen classified investors and did not receive orders for the entire amount of the Additional Debt from the aforementioned private placement, the series expansion of Series C Debentures will be cancelled and BComm may raise debt from time to time in an amount that does not exceed the amount of the Additional Debt from one or more third parties, including by means of issuing a new series of debentures on terms and at an interest rate at BComm’s discretion and subject to provisions relating to creation of a senior lien as set forth in the amended Series C deed of trust and in section 10.5.

10.6	Amendment of the financial criteria and causes for immediate repayment

(a)	The financial criterion concerning the ratio of separate equity to total separate balance sheet, as in the Series C deed of trust, is voided on the Closing Date. Commencing 24 months after the Closing Date, a criterion relating to the LTV Ratio will come into force, whereby the LTV Ratio shall not exceed, during two consecutive quarters – (1) 80% by November 30, 2023, and (2) 75% commencing December 1, 2023 and to the date of full and final repayment of the Series C Debentures (the “LTV Ratio”).

(b)	In addition, immediate repayment events relating to compliance with equity of NIS 650 million, termination or lowering of the rating of the debentures – have been deleted, and cause of immediate repayment in respect of registration of a going concern has been suspended for a period of 24 months from the Closing Date. Other immediate repayment events have been added, relating to breach of BComm’s duties in the amended Series C deed of trust with regard to BComm’s compliance with the LTV Ratio and assuming financial debt.

11.	Issuance of Series D

11.1	On the Closing Date, BComm will allot Series D Debentures to whoever were registered as holders of Series C Debentures on the date of record for the Closing Date, and at the same time it will delete the same amount of NIS 58 million par value from the principal of the Series C Debentures.

11.2	The Series D Debentures will be issued on terms that are mostly similar to the terms of the Series C Debentures, except for: (a) BComm’s obligation for full early repayment if dividends are received from Bezeq in which 90% of the amount will suffice to cover the entire principal of the Series D Debentures; (b) if BComm issues new series of debentures or BComm sells any of its assets (including the encumbered shares), the proceeds of an issuance or the sale, as the case may be, shall be used first and foremost for early repayment of the Series D Debentures; and (c) no series expansion is permitted for the Series D Debentures.

12.	Issuance of Series E

12.1	BComm will act to raise the Additional Debt first by way of an issuance of Series E Debentures of BComm as described in section 10.5 above.

12.2	The Series E Debentures will be issued on terms mostly similar to the terms of the Series C Debentures except for: (a) the date of the first interest payment, which will be on May 20, 2020; and (b) no series expansion is permitted for the Series E Debentures.

12.3	If BComm issues new series of debentures or BComm sells any of its assets (including the Pledged Bezeq Shares), the proceeds of an issuance or the sale, as the case may be, shall be used first for early repayment of the Series D Debentures. The proceeds remaining after full repayment of the Series D Debentures will be used for full repayment of the Series C Debentures, and the proceeds then remaining, if any, will be used for early repayment (full or partial) of the Series E Debentures. In the event of a sale of the Pledged Bezeq Shares, the balance of the sale will be used first and foremost for the early repayment of the Series E Debentures in full.

12.4	The Series E Debentures will be secured by a first and senior lien on the Pledged Bezeq Shares and the pledged shares account, and accordingly, the liens securing the Series C and D Debentures will become second and junior liens.

13.	Lien on Bezeq shares

13.1	The Purchasers, BComm and Internet Gold, undertake to take all necessary actions and use reasonable commercial means in good faith, to obtain the approval of the Ministry of Communications and any other approval that may be required under the Bezeq license (the “Approvals”), for imposition of a first lien on the Bezeq shares as described below. It is clarified that non-receipt of approval for the lien does not constitute a breach of the Settlement Documents and/or cause for cancellation of the Settlement.

13.2	On the Closing Date, and subject to receipt of the Approvals, first liens will be provided for the Series C Debenture holders and for the Series D Debenture holders, pro rata, on all the Bezeq shares held directly or indirectly by BComm on the Closing Date (the “Pledges Bezeq Shares”), as well as on the rights in the Bezeq accounts through which the shares are held (the “Pledged Assets”).

13.3	Grant of the liens is subject to receipt of the approval of the Ministry of Communications for providing the liens, and any other approval that may be required under the Bezeq license and in accordance with the Restrictions on the Liens and their Exercise (as defined below).

13.4	Until creation of the liens as described above, BComm has undertaken a negative pledge on all the Bezeq shares held by BComm and by SP2.

13.5	Creation and exercise of the liens is subject to the restrictions laid down in law concerning exercise of the liens, including restrictions laid down in the Communications Law and in the Communications (Telecommunications and Broadcasts) (Determination of an Essential Service Provided by Bezeq, BComm Israel Communications Ltd.) Order, 1997 (the “Communications Order”); restrictions set forth in the control permit and approval of the lien, including receipt of prior written approval of the entities named in the lien approval, for any transfer of means of control, as required under the Communications Law and the Communications Order; and restrictions set in the Bezeq license and in the additional licenses,[5] including receipt of the prior written approval of the Minister for Communications or of the head of the Civil Administration in the Administered Territories (as the case may be), insofar as such approval may be required and as set forth in the additional licenses (the “Restrictions on the Liens and their Exercise”).

13.6	Until the date of exercise of the Pledged Assets, BComm and SP2 may vote by virtue of the Pledges Bezeq Shares (and the bonus shares) at Bezeq meetings on any subject whatsoever, at their exclusive discretion.

13.7	The liens in favor of the debenture holders are subject to an option to create a senior lien, in a case where BComm raises the Additional Debt, all in accordance with the provisions set forth in the deeds of trust and as described in section 10.5 above. In such case, the liens referred to above will become second liens until repayment of the Additional Debt.

13.8	Any sum received in respect of exercise of the liens will be divided among the holders of the Series C and D Debentures, pro rata among them on account of the balance of BComm’s debt to them.

13.9	If on the date of exercise of the Restricted Assets the Additional Debt exists and in respect thereof liens that are senior to the existing liens are provided for the Series C and D Debenture holders, the proceeds from such exercise will be used first for early redemption, full or partial, of the Additional Debt, and the balance remaining from the proceeds of the exercise will be used for early redemption, full or partial, of the Series C Debentures and the Series D Debentures, pro rata among them.

[5]	This means licenses that were or will be granted by the Ministry of Communications or the Civil Administration in the Administered Territories, to Bezeq and the companies it holds, except for the General License for the provision of domestic fixed-line telecommunications services that was granted to Bezeq.

14.	In the event of sale of the Pledged Bezeq Shares, BComm will use the entire proceeds it receives from the sale of the sold asset, after taxes, expenses and deductions involved in such sale of the shares, for early redemption, full or partial, of the Series D Debentures in accordance with their terms, and the balance remaining, if any, will be used for early redemption, full or partial, of the Series C Debentures.

15.	If on the date of sale of the Pledged Bezeq Shares the Additional Debt (as defined in section 10.5 above) exists, the proceeds from the sale in respect of sale of the Pledged Bezeq Shares will be used first for repayment of the Additional Debt in full, and thereafter, first for repayment of BComm’s debt in respect of the Series D Debentures and the balance remaining, if any, for early redemption, full or partial, of the Series C Debentures.

16.	Sale of the Pledged Bezeq Shares

16.1	BComm may sell Pledged Bezeq Shares only if on the date of the sale there is no cause for the Series C Debentures or the Series D Debentures or the Additional Debt, if it exists, being called for immediate repayment and also, after such sale BComm is in compliance with the LTV Ratio required in the deed of trust, if required, or alternatively, in the event of the sale of all the Restricted Bezeq Shares, the proceeds of the sale plus BComm’s Available Cash are equal at least to the sum required for full repayment of BComm’s debt in respect of the Additional Debt, if it exists, in respect of the Series D Debentures and in respect of the Series C Debentures in accordance with the provisions of the deeds of trust.

16.2	The proceeds from such sale of shares will be used first for early redemption, full or partial, of the Series D Debentures in accordance with their terms, and the balance remaining, if any after full repayment of BComm’s debt in respect of the Series D Debentures, will be used for early redemption, full or partial, of the Series C Debentures.

16.3	Notwithstanding the foregoing in this section 16, in the event of sale of the Pledged Bezeq Shares, if Additional Debt exists on the Closing Date, the proceeds of the sale in respect of sale of the Pledged Bezeq Shares will be used first for repayment of the Additional Debt in full and thereafter, for early repayment in accordance with their terms of BComm’s debt in respect of the Series D Debentures and after full repayment, for early redemption, full or partial, of the Series C Debentures as aforesaid.

17.	Restrictions on distribution

BComm undertakes not to distribute a dividend to its shareholders and/or to buy back its shares and/or any other distribution as defined in the Companies Law, unless all of the terms listed below obtain:

17.1	On the date of a resolution for a distribution, there is no cause for immediate repayment and there is no such cause as a result of making the distribution.

17.2	The LTV does not exceed 65% immediately after making the distribution.

17.3	For a distribution to be made on a date after November 30, 2023 – if the Series D Debentures have been repaid in full.

17.4	BComm holds, immediately after making the distribution, a cash balance equal to the amount of the upcoming interest payment in respect of the Series C and D Debentures and in respect of the Series E Debentures, if they exist (including by means of the interest cushion as described in the deeds of trust of the Series C, D and E Debentures).

18.	Restrictions on management fees

The Purchasers undertake that as long as the Series C Debentures are in circulation, management fees will not be collected from BComm, except reimbursement of expenses and remuneration for its directors, in an amount that does not materially deviate from what is permissible under BComm’s current compensation policy.

19.	Conditions precedent

The Investment Agreement includes the following list of conditions precedent for closing the transactions (and all subject to and as set forth in the Agreement):

19.1	Receipt of a control permit from the Ministry of Communications for the Purchaser, as set forth in the Investment Agreement,

19.2	Unconditional approval of the Court that does not include conditions and is not subject to any further consent of any third party other than the Ministry of Communications, for transactions that are included in the Investment Agreement without amendments, changes or provisos, and exemption for the officers at Internet Gold and BComm in connection with any act or omission relating to the Investment Agreement (and the transactions included in it).

As part of the motion for approval of the Court for the Settlement, release will be sought of any lock-up restrictions (חסימה וטפטוף) that might be applicable to the securities being issued by BComm under the Investment Agreement at the Closing and the Securities Authority will be added as a party to the motion for approval, and all without receipt of such approval being a condition for completion of the Settlement.

19.3	Approval of the Antitrust Commissioner for transactions included as part of the Settlement in accordance with the Restrictive Trade Practices Law, 1988 and its amendments from time to time, and any rules, regulations or guidelines promulgated thereunder.

19.4	Approval of the TASE for issuance of the securities issued as part of the Settlement, and including the relevant approval for the Series C Debentures in accordance with the terms of the amended Series C deed of trust, amendment of the Series C deed of trust as part of the Settlement.

19.5	No injunction – The absence of any injunction or other order or other legal requirement which prevents, necessitates or restricts execution of the transactions included in the Settlement.

19.6	Replacement of the directors in the Company and Bezeq, as described in section 22 below.

19.7	No breach of the undertakings and/or representations of BComm and Internet Gold under the Investment Agreement and no Material Adverse Effect as defined in section 28 below.

19.8	No suspensions of trading, delisting, notices of suspensions of trading of BComm or Bezeq by the TASE or Nasdaq.

19.9	Bezeq shares held by BComm and the BComm Companies were not sold and at the Closing they will account for at least 25.1% of the issued and outstanding share capital of Bezeq.

19.10	BComm will hold the requisite cash balances in its treasury as part of the Settlement.

19.11	Approval of the amendments required to BComm’s debentures as part of the Settlement.

19.12	The approval of the shareholders has been received or the approval of the Court has been received for the Settlement and the date for appeal of the approval has elapsed (and no appeal relating to the approval of the Court for the Settlement is pending).

20.	Control permit

The Investment Agreement includes detailed provisions relating to the Purchasers filing a motion for receipt of a control permit for the Bezeq shares, and the Parties are obligated to make every effort in good faith and to act for the speedy filing of all requisite information.

The Purchasers will be ready to receive a control permit (on terms substantially the same as the existing control permit and will not make the control permit conditional upon additional or preferential terms to those contained in the existing permit. The Purchasers are not obligated to agree to any Burdensome Condition (as defined in the Investment Agreement, which is not included in the existing permit) on their activities, their businesses (or those of entities related to any of the units of the Purchasers) or the relations between the units of the Purchasers.

21.	Liquidity and debt conditions

On the transaction Closing Date, BComm will fulfill the following undertakings:

21.1	The Available Cash at BComm (after Settlement expenses and without deduction of the costs of any legal proceeding settled with the prior consent of the Purchasers at their absolute discretion) exceeds the minimum balance. If the amounts exceed the minimum balance but are less than NIS 695 million, shares will be allotted to the Purchaser as set forth in the Investment Agreement; and

21.2	The amount of BComm’s consolidated debt does not exceed NIS 2,466,048,333 par value; and

21.3	BComm, SP2 or SP1 have not changed the terms of their debt except as provided in the Investment Agreement.

22.	Change in composition of directors in BComm and Bezeq

22.1	On the Closing Date and pursuant to the decision of the Purchasers, the tenure of directors in the Company will be terminated and new directors will be appointed in accordance with the wishes of the Purchasers and the requirements of the law insofar as concerns external directors, provided that they meet the qualification criteria laid down in the legal requirements applicable to members of the Board of Directors of BComm and subject to retention of the composition of the Board of Directors as required by the provisions of the law, and provided that the directors selected by the Purchasers constitute the majority of the members of the Board of Directors of BComm.

22.2	On the Closing Date, the tenure of 2 directors out of the 9 members of the Board of Directors of Bezeq will be terminated and new directors will be appointed in accordance with the wishes of the Purchasers and the requirements of the law insofar as concerns external directors, provided that they meet the qualification criteria laid down in the legal requirements applicable to members of the Board of Directors of Bezeq, and in any case at least two of the members of the Board of Directors of Bezeq will be those selected by the Purchasers.

23.	Representations

23.1	The Agreement contains basic representations from all the Parties to the transaction, the breach of which could invoke compensation with limitations as set forth in the Investment Agreement and subject to its provisions.

23.2	The representations in the Investment Agreement expire within 4 months of the Closing Date.

23.3	As emphasized, the representations made as part of the Investment Agreement by BComm and/or the Controlling Shareholder and the liability for them, is not a joint and several liability.

24.	Reliefs, compensation and limitations on compensation amounts

24.1	Except in a case of fraud, the compensation that the Parties to the Agreement might owe is limited to NIS 26 million for the Company, NIS 22.5 million for Internet Gold and NIS 30 million for the Purchasers, divided pro rata among the Purchasers according to the percentage of their part in the transaction.

24.2	Breach of undertakings or representations will also entitle the other Parties to the transaction to terminate the Agreement subject to its provisions.

25.	Financial commitments and guarantee

For compliance with the undertakings of the Purchasers, each of the controlling shareholders in the Purchasers provided Financial Commitments relating to the provision of the part of each of them in the injection that the Purchasers must make on the occasion of Closing the transaction, and letters of guarantee relating to the Financial Commitments of the Purchasers if the Agreement is terminated.

The Financial Commitments and the guarantee are part of the Settlement Documents that were attached as an appendix to this Settlement Plan.

26.	Provisions for the Interim Period

Commencing on the date of execution of the Agreement and until the Closing Date, each of the BComm Companies shall continue the normal course of its business, shall not transfer or encumber the Bezeq shares it owns. Furthermore, each of Internet Gold and the BComm Companies shall use (subject to duties of trust applicable under the applicable legal requirements) all its voting rights in the Company and in Bezeq,, respectively (and if such matters are brought to a shareholders’ vote) so that the BComm Companies and Bezeq and its subsidiaries do not do, effect or allow to be done (or commit or agree to take, do, effect or allow) even one of the Restricted Matters as defined in the Investment Agreement.

The Restricted Matters include a list of actions, including grant or issue of capital rights in the companies, making a distribution, amendment of documents of association (except with regard to a capital increase in BComm, which was completed on June 30, 2019), structural changes and the like, settlement in any derivative claim or class action (provided that BComm may settle derivative claim 47621-07-16 Horev v. B Communications Ltd. et al, which is pending in the Tel Aviv District Court if this does not impose any liabilities or obligation on the BComm Companies as noted in the Investment Agreement), and more. In addition, during the Interim Period, Internet Gold shall not transfer or encumber the BComm shares it owns, and each of the BComm Companies shall not transfer or encumber the shares of the BComm Companies and Bezeq, respectively, that it owns.

27.	Exclusivity

Commencing on the date of execution of the Agreement and until the Closing Date, Internet Gold and the BComm Companies shall not initiate, lobby for or negotiate any Acquisition Proposal relating to their securities or principal assets, and shall use reasonable efforts to ensure that their officers, employees, advisers or anyone acting on their behalf, do not act in such manner.

It is clarified that this undertaking does not apply to representatives of the debenture holders of Internet Gold and of BComm unless they are acting on the instruction of Internet Gold or BComm.

28.	Material Adverse Effect

Subject to the provisions of the Investment Agreement, the Purchaser is entitled not to close the transaction if a Material Adverse Effect occurred on the business, on the situation (financial or other) or on the results of operations of the BComm Companies and of their subsidiaries (including Bezeq and its subsidiaries) together. The definition of Material Adverse Effect excludes a long list of events and circumstances that will not be cause for non-closure of the transaction, including general changes in the terms affecting the industries in which Bezeq and its subsidiaries operate, any change in the market price or trading volume of the ordinary shares or shares of BComm or of Bezeq on Nasdaq or the TASE (of themselves), and more.

A Material Adverse Effect event does not constitute (of itself) cause for a demand for compensation under the Investment Agreement.

29.	Exemption from legal claims

Approval of the Settlement includes exemption and release from liability in relation to any act or omission concerning this Settlement and the transactions pursuant to it by the directors and officers of BComm and Internet Gold, and the holders of the debentures of BComm and Internet Gold, the trustees of the debenture holders, the representatives of the debenture holders, the financial advisers and legal advisers of the debenture holders, in each of the cases, in their capacity as directors and officers.

30.	Term of the Settlement Plan

Non-fulfillment of the conditions precedent for the transaction in a period of up to five months from the date of execution of the Agreement, shall constitute cause for termination of the Agreement. Furthermore, if the approval of the Court as described in section 19.2 above is not received within 60 days of the date of execution of the Investment Agreement, Searchlight will be entitled to bring the Agreement to an end.

* * *

Exhibit B

Nonbinding Draft

June 21, 2019

Share Purchase Agreement

by and among:

Internet Gold – Golden Lines Ltd.

as Seller

B Communications Ltd.

as Company

and

Searchlight II BZQ, L.P.

as Purchaser A

T.N.R. Investments Ltd.

as Purchaser B

Dated as of June [●], 2019

EXHIBITS

Exhibit A-1	–	Commitment Letter
Exhibit A-2	–	Commitment Letter
Exhibit A-3	–	Sponsor Guarantee
Exhibit A-4	–	Sponsor Guarantee
Exhibit B	–	Company Debt Modifications

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is entered into as of June [●], 2019, by and among Internet Gold – Golden Lines Ltd., a company organized under the laws of the State of Israel, having its registered office at 2 Dov Friedman St., Ramat Gan, Israel (the “Seller”); B Communications Ltd., a company organized and existing under the laws of the State of Israel, with registration number 51-283274-2, having its registered office at 2 Dov Friedman St., Ramat Gan, Israel (the “Company”); Searchlight II BZQ, L.P., a Cayman Islands exempt limited partnership (“Purchaser A”); and T.N.R. Investments Ltd., a company organized and existing under the laws of the State of Israel (“Purchaser B”, and together with Purchaser A, the “Purchasers”; each of them a “Purchaser”) (each of the Seller, the Company and the Purchasers are referred to herein as a “Party” and together as the “Parties”).

RECITALS

WHEREAS, the Seller is the beneficial and record owner of 19,363,396 ordinary shares (as may be increased pursuant and subject to Section 2.2(c), the “Purchased Shares”), par value NIS 0.1 per share of the Company (“Ordinary Shares”), which Ordinary Shares are listed for trading on the Nasdaq Global Select Market (the “Nasdaq”) and on the Tel-Aviv Stock Exchange (the “TASE”) and which Ordinary Shares are held by the Seller in accordance with a control permit issued by the Israeli Minister of Communications and the Israeli Finance Minister (the “Ministers”), dated April 13, 2010 (the “Current Control Permit”);

WHEREAS, the Purchasers desire to purchase from the Seller all of the Purchased Shares, which represent, as of the date hereof, approximately 51.95% of the Issued and Outstanding Share Capital of the Company (as defined herein), for an aggregate purchase price equal to the Seller Purchase Price (as defined below), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Seller desires to sell the Purchased Shares to the Purchasers upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Purchasers wish to subscribe for the Purchaser Subscribed Shares (as defined herein) for an aggregate purchase price of NIS 260,000,000 (the “Company Purchase Price”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Seller wishes to subscribe for the Seller Subscribed Shares (as defined herein) for an aggregate purchase price of NIS 35,000,000 (as may be reduced pursuant to the proviso in Section 2.4(a), the “Share Contribution Amount”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Seller wishes to subscribe for the Seller Subscribed Debentures (as defined herein) for an aggregate purchase price of NIS 310,000,000 (the “Debenture Contribution Amount”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, each of T.N.R. Real Estate Properties Ltd. (an entity controlled by the Fuhrer family) (“Local Sponsor”) and Searchlight Capital II, L.P. and Searchlight Capital II PV, L.P. (each, a “Sponsor”) has provided to Purchaser A and Purchase B, respectively, the Commitment Letters (as defined below);

WHEREAS, concurrently with the execution and delivery of this Agreement, each Sponsor has provided the Company and the Seller the limited guarantee, attached hereto as Exhibit A-3 and Exhibit A-4, respectively (the “Sponsors’ Guarantee”); and

WHEREAS, prior to entering into this Agreement, representatives of the Purchasers have approached the Israeli Ministry of Communication, inter alia, for the purpose of commencing discussions with respect to the aforementioned sale and purchase of the Purchased Shares.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) and intending to be legally bound hereby, the Parties agree and undertake as follows:

1. DEFINITIONS

1.1 For purposes of this Agreement, the following terms have the meanings set forth below, which shall be equally applicable to both the singular and plural forms.

“Acquisition Proposal” means any proposal, inquiry or offer with respect to (i) a direct or indirect sale, transfer, exchange, pledge, investment in, acquisition of, or other transaction involving the Purchased Shares or any part thereof or any other Equity Securities or debt securities of any of the BComm Companies (including reorganization, debt restructuring, debt refinancing, creditors arrangement or other similar transaction), including as a result of a tender offer with respect to Equity Securities of the Company, (ii) a direct or indirect acquisition or purchase, in a single transaction or a series of transactions, of a material portion of the assets or a business of the Seller or the BComm Companies, (iii) a merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or similar transaction involving the Seller or any of the BComm Companies, or (iv) any combination of the foregoing, in each case other than the transactions contemplated by this Agreement, in each case, whether initiated, sponsored, conducted, supervised, requested, required or mandated by the Seller, the Company, any of their Affiliates or any other Person.

“Additional Company Purchase Price” means an amount in NIS equal to (a) the number of Unsubscribed Shares, multiplied by (b) the Subscription Price Per Share. For clarity (and without limiting anything contained in this Agreement), in no event shall the Additional Company Purchase Price exceed an aggregate amount of NIS 35,000,000.

“Additional Equity Offering” means as defined in Section 5.7(a).

“Additional Purchaser Subscribed Shares” means as defined in Section 2.3(c).

“Additional Subscription Shares” means as defined in Section 5.7(a).

“Adjustment Subscribed Shares” means as defined in Section 2.3(a).

“Affiliate” or “Affiliated” with respect to any specified Person, means a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person; provided, however, that, for the purposes of this Agreement and the transactions contemplated hereby, in no event shall Purchaser A be considered an “Affiliate” of, or “Affiliated” with, any portfolio company (as such term is customarily used in the private equity industry) of investment funds or investment vehicles advised or managed (directly or indirectly) by Searchlight Capital Partners, L.P.

“Agreement” means as defined in the Preamble.

“Antitrust Clearance” means approval of the transactions contemplated by this Agreement by the Competition Authority of the State of Israel, in accordance with the provisions of the Antitrust Law.

“Antitrust Law” means the Antitrust Law, 5748-1988, of the State of Israel.

“Available Cash” means the amount of freely available cash of the Company as of immediately prior to the Closing. Such Cash Amount shall reflect the impact of, be calculated net of, and be reduced by, the aggregate amount of all Transaction Expenses incurred or otherwise payable by any of the BComm Companies (to the extent not paid prior to the Closing) whether or not due as of the Closing; provided, however, that the calculation of Available Cash shall not be reduced by the amount paid in settlement of any Proceeding that (and solely to the extent such settlement) was expressly approved in advance and in writing by Purchaser A (in its sole and absolute discretion).

“BComm Companies” means the Company, SP1 and SP2 together; and each of them, a “BComm Company”.

“Bezeq” means as defined in the Recitals.

“Bezeq Designated Directors” means as defined in Section 5.5(b).

“Bezeq Shares” means 728,373,713 ordinary shares of Bezeq, par value NIS 1.00 each, which are owned by the Company, SP1 or SP2 (and no other Persons).

“Burdensome Condition” means as defined in Section 5.1(f).

“Business Day” means any day (other than Saturday and Sunday) on which commercial banks are generally open for business both in the State of Israel and in New York City, New York, USA.

“Cash Shortfall” means (a) NIS 695,000,000 minus (b) the Available Cash; provided that if the Cash Shortfall is a negative number, for the purposes of this Agreement the Cash Shortfall shall be deemed to equal zero (0).

“Closing” means as defined in Section 7.1.

“Closing Date” means as defined in Section 7.1.

“Commitment Letters” commitment letters by each of the Sponsors, enforceable by the Seller and the Company against the Sponsors in accordance with their respective terms, attached hereto as Exhibit A-1 and Exhibit A-2, respectively.

“Communications Law” means the Communications Law (Telecommunications and Broadcasting), 5742-1982, as amended from time to time.

“Communications Order” means the Communications Order (Telecommunications and Broadcasts) (Determination of Essential Services Provided by “Bezeq” The Israeli Telecommunications Corp., Ltd.), 5757-1997, as amended from time to time.

“Companies Law” means the Companies Law, 5759-1999.

“Company” means as defined in the Recitals.

“Company Debt Modifications” means the debt modifications provided in Exhibit B.

“Company Designated Directors” means as defined in Section 5.5(a).

“Company Liability Cap” means an amount equal to NIS 26,000,000.

“Company Owned Securities” means as defined in Section 3.1(c)(ii).

“Company Purchase Price” means as defined in the Recitals.

“Company Series B Debenture” means Series B Debentures issued by the Company on September 21, 2010, as amended from time to time,

“Company Series C Debenture” means Series C Debentures issued by the Company on September 18, 2016, January 16, 2017 and January 23, 2018, respectively, as amended from time to time.

“Company Shareholders Meeting” means as defined in Section 5.9.

“Consent” means any Permit, approval, consent, ratification, waiver, or other authorization of or by, qualification, registration, designation or filing with any Person, including without limitation, any Governmental Body.

“Contract” means any legally binding agreement, contract, purchase order, lease, option, license, instrument, mortgage, obligation, commitment, arrangement, promise, or undertaking (whether written or oral and whether express or implied), including all exhibits and schedules thereto and any and all amendments and modifications thereto.

“Control” means the ability, whether directly or indirectly, to direct (or cause the direction of) the activities, management or policies of the relevant entity, including, the holding of (i) more than 50% of the issued and outstanding share capital of the relevant entity, (ii) such share capital as carries directly or indirectly more than 50% of the shareholders’ votes in a general meeting of the relevant entity, (iii) the ability to appoint or elect more than 50% of the directors or equivalent body of such entity, or (iv) the right to receive more than 50% of dividends which may be distributed by the relevant entity.

“Control Permit” means a control permit in Bezeq to be issued by the Israeli Minister of Communications and the Israeli Prime Minister (or a person authorized by the Prime Minister for such purpose) to the Purchasers in accordance with the Communication Law and the Communication Order (including the Council Recommendation).

“Council Recommendation” means (i) a positive recommendation by the Cable and Satellite Council to the Minister of Communications of the State of Israel to approve the indirect transfer of control and means of control in the wholly owned subsidiary of Bezeq, D.B.S. Satellite Services 1998 Ltd. (also known by its commercial name “Yes”), and (ii) approval issued by the Israeli Minister of Communications to the Purchasers in accordance with the communication regulation (Telecommunications and Broadcasts) (Procedures and Conditions for Granting a Satellite Broadcasting License), 5758-1998.

“Court” means the Tel Aviv District Court.

“Court Approval” means unconditional approval by the Court that does not include a provision stating that it is subject to any further consent by any third party other than the Israeli Ministry of Communications, of the transactions contemplated by this Agreement (without any revisions, modifications or qualifications) as a creditors arrangement and, to the extent required, as a shareholders arrangement pursuant to Section 350 of the Companies Law, including (i) the sale and issuance of the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any) and the Election Subscribed Shares (if any), (ii) the adoption of the Company Debt Modifications, (iii) the sale and issuance of the Seller Subscribed Shares and the Seller Subscribed Debentures and the Series D Debentures, (iv) the sale of the Purchased Shares, and (v) a waiver and exemption, with respect to any act or omission taken by any of the Relevant Parties in connection with this Agreement and the transaction contemplated hereby.

“Current Control Permit” means as defined in the recitals.

“Debenture Contribution Amount” means as defined in the recitals.

“Effect” means as defined in the definition of “Material Adverse Effect” in Section 1.1.

“Election Purchase Price” means as defined in Section 2.3(d).

“Election Subscribed Shares” means as defined in Section 2.4(a).

“Eligible Shareholders” means as defined in Section 5.7(a).

“Employee Body” means any labor union, labor association, labor organization, work council, trade union, or other representative of employees.

“Encumbrance” means any encumbrance, lien, mortgage, charge, option, purchase right, pledge, hypothecation, preemption right, security interest, right of first refusal, transfer restriction, or other rights of third parties, other than (i) Encumbrances arising under the provisions of the Communications Law and the Communications Order; (ii) Encumbrances arising under the Current Control Permit or the Control Permit; (iii) Encumbrances included in the Organizational Documents of the Company as of the date of this Agreement; (iv) Encumbrances arising under the Company Series B Debentures or the Company Series C Debentures and (v) any transfer restrictions under applicable securities Legal Requirements.

“End Date” means [●]1; provided that, in the event Purchaser A has provided a notice that it will not consummate the Closing due to the occurrence of a Material Adverse Effect, the End Date shall be [●]2.

“Equity Securities” of any Person (other than an individual) means, as applicable (i) any and all of its shares of capital stock, membership interests or other equity interests or share capital, (ii) any warrants, Contracts or other rights or options to directly or indirectly subscribe for or to purchase any capital stock, membership interests or other equity interests or share capital of such Person, (iii) any and all securities or instruments, directly or indirectly, exchangeable for or convertible or exercisable into, any of the foregoing or with any profit participation features with respect to such Person, or (iv) any share appreciation rights, phantom share rights or other similar rights with respect to such Person or its business.

1 Note to Draft: Five (5) months following the date of this Agreement.

2 Note to Draft: To be five (5) months and 10 Business Days following the date of this Agreement.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder from time to time.

“Financing Commitment” means the commitment from the Sponsors to provide funds to the Purchasers at the Closing to pay the Seller Purchase Price, the Company Purchase Price, the Additional Company Purchase Price (if payable under this Agreement) and the Election Purchase Price (if payable under this Agreement), as set forth in, and subject to the terms and conditions of, the Commitment Letters.

“Governmental Body” means any Israeli, U.S. or other federal, state, local, municipal, foreign or other governmental body, including without limitation any administrative, executive, judicial, legislative, regulatory or taxing authority of any nature of any jurisdiction in which the BComm Companies, the Purchasers, the Seller or their respective subsidiaries (including Bezeq and its subsidiaries) (as the case may be) have been incorporated or are conducting business or that otherwise have jurisdiction thereon (including without limitation, any governmental agency, board, bureau, branch, department, official, or entity and any court, arbitrator or other tribunal), including self-regulated organizations or other non-governmental regulatory or quasi-governmental authorities and any national securities exchange or interdealer quotation system.

“Horev Claim” means Derivative Action 47621-07-16 Horev v. B Communications Ltd., et. al. pending in the Tel Aviv District Court.

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board as in effect from time to time.

“Interim Period” means as defined in Section 5.2(a).

“ISA” means the Israel Securities Authority.

“Israeli Securities Law” means the Israeli Securities Law 5728-1968, as amended and the rules and regulations promulgated thereunder from time to time.

“Issued and Outstanding Share Capital of the Company” means the total number of issued and outstanding Ordinary Shares (excluding any Ordinary Shares owned by the Company).

“Knowledge of the Company” means the actual knowledge of (i) the chairman of the board of directors of the Company, (ii) the chief executive officer of the Company or (iii) the chief financial officer of the Company, in each case, as such positions are held as of the date hereof, in their capacity as office holders of the Company.

“Knowledge of the Seller” means the actual knowledge of (i) the chairman of the board of directors of the Seller, (ii) the chief executive officer of the Seller or (iii) the chief financial officer of the Seller, in each case, as such positions are held as of the date hereof, in their capacity as office holders of the Seller.

“Legal Requirement” means any Israeli, U.S. or other federal, state, local, municipal, foreign, international, multinational, or other statute, law, code, Order, constitution, rule, regulation, ordinance, principle of common law, treaty or other mandatory requirement of any Governmental Body (and including the applicable rules of any national securities exchange or interdealer quotation system, including the TASE and Nasdaq).

“Local Sponsor” means as defined in the Recitals.

“Losses” means as defined in Section 9.3(b).

“Material Adverse Effect” means any change, event, occurrence, fact, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects, has had, or will have, a material adverse effect on the business, condition (financial or otherwise) or results of operations of the BComm Companies and their respective subsidiaries (including Bezeq and its subsidiaries), taken as a whole; provided, however, that none of the following shall be taken into account in determining whether a Material Adverse Effect has occurred: (i) any changes in Israeli economic conditions, (ii) any general changes in conditions affecting the industries in which Bezeq or its subsidiaries operate, (iii) any change in the market price or trading volume of the Ordinary Shares or shares of the Company or Bezeq on the Nasdaq or TASE (provided that the exception in this clause (iii) shall not prevent or otherwise affect a determination that any Effect underlying such change in the market price or trading volume has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect), (iv) any change in the credit rating or the credit outlook of the Company or Bezeq or its subsidiaries (provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any Effect underlying such change in the credit rating has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect), (v) any regulatory, legislative or political conditions or changes, in each case, generally affecting the industries in which Bezeq or its subsidiaries operate in the State of Israel, including actual or anticipated results of elections, (vi) any failure, in and of itself, by any of the BComm Companies or Bezeq or its subsidiaries to meet any internal or published plans, projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect), (vii) any adverse Effect resulting from the negotiation, execution or delivery of this Agreement or the public announcement of this Agreement, (viii) any changes in IFRS or in laws applicable to the Company or Bezeq or its subsidiaries or the repeal, enforcement or interpretation thereof, (ix) accounting reserves or expenses directly in connection with severance payments in respect of workforce reductions, (x) any general geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), terrorism or military actions, (xi) any change resulting from acts of God, (xii) any Effect resulting from the impairment for write-down of certain tax assets, including the tax asset of Bezeq associated with the activities of D.B.S. Satellite Services (1998) Ltd., in an aggregate amount not to exceed NIS 1,200,000,000, (xiii) any Effect resulting from investigations conducted by a Governmental Body as of the date hereof against the BComm Companies and their subsidiaries (including Bezeq and its subsidiaries) that, in each case of this clause (xiii), were disclosed in the Public Filings (provided that the exception in this clause (xiii) shall not prevent or otherwise affect a determination that any Effect underlying such investigations has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect); or (xiv) organized labor actions undertaken by Employee Bodies of Bezeq or its subsidiaries; provided, however, that any Effect set forth in the foregoing clauses (i), (ii), (v), (viii) or (x) may be taken into account in determining whether there has been, is or could be a Material Adverse Effect if such Effect has a disproportionate adverse effect on the Company and its subsidiaries (including Bezeq and its subsidiaries), taken as a whole, relative to other Persons similarly situated; provided, further, for clarity, that the so-called “structural separation” imposed by the Israeli Ministry of Communications as and to the extent in effect as of the date of this Agreement (expressly excluding any amendments, changes, expansions or other modifications thereto, or changes or in the enforcement or interpretation thereof), in and of itself, shall not constitute a Material Adverse Effect. For clarity, solely for the purpose of this definition of “Material Adverse Effect” (and no other purposes), an Effect that (individually or together with any other Effects) would reasonably be considered by a buyer of a business or enterprise (taken as a whole) as representing a diminution in the value of such business or enterprise (taken as a whole) of less than twenty five (25%), would not be considered as a material adverse effect for the purposes of this definition of “Material Adverse Effect”.

“Ministers” means as defined in the Recitals.

“Nasdaq” means as defined in the Recitals.

“Non-Recourse Parties” means as defined in Section 9.18.

“Order” means any award, decision, injunction, judgment, order, Permit, decree, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body.

“Ordinary Shares” means as defined in the Recitals.

“Organizational Documents” means, with respect to any entity, its certificate of incorporation, organization or formation, memorandum of association, articles of association, by-laws, or other charter or governing documents, and any amendments thereto.

“Party” or “Parties” means as defined in the Preamble.

“Permit” means any permit, license, variance, franchise, approval, certificate, consent, waiver, concession, exemption, Order, registration, notice, filing or other authorization issued by, filed with, or obtained from any Governmental Body.

“Person” means any individual, corporation, general or limited partnership, limited or unlimited liability company, joint venture, estate, trust, incorporated or unincorporated association, firm, organization, labor union, or other entity or Governmental Body.

“Pro Rata Share” means (a) with respect to Purchaser B, the percentage specified in a written notice delivered by Purchaser A to the Company and the Seller at least three (3) Business Days prior to the Closing Date (the “Specified Percentage”); provided that (i) the Specified Percentage shall be no less than 13% and not greater than 19%, and (ii) if no such notice has been provided by Purchaser A prior to or on the date that is three (3) Business Days prior to the Closing Date, the Specified Percentage shall equal 19%, or (b) with respect to Purchaser A, a percentage equal to (x) 100% minus (y) the Specified Percentage.

“Proceeding” means any written claim, demand, summon, subpoena, order to show cause, action, arbitration, audit, hearing, investigation, litigation, suit or other proceeding (whether civil, criminal, administrative, regulatory or investigative) commenced, brought, conducted, or heard by or before any court or other Governmental Body.

“Public Filings” means the reports, schedules, forms, statements and other documents filed by the Company or Bezeq with the SEC or the ISA, as applicable, and publically available at least two (2) Business Days prior to the date of this Agreement.

“Purchased Shares” means as defined in the Recitals.

“Purchaser A” means as defined in the Preamble.

“Purchaser B” means as defined in the Preamble.

“Purchaser Election” means as defined in Section 2.4(a).

“Purchaser Liability Cap” means an amount equal to NIS 30,000,000.

“Purchaser Subscribed Shares” means as defined in the Section 2.3(b).

“Representative” means as defined in Section 5.3(a).

“Relevant Parties” means the directors and officers of the Seller and the Company, and the bondholders of the Seller and the Company, bondholder’s trustees, bondholders representative bodies, bondholder financial consultants and legal counsel, in each case, solely in their capacity as such.

“Restricted Matters” means, with respect to any Person, any of the following actions, effects or things: (a) issuance, sale, disposition of, grant, delivery, Encumbrance, or agreement, authorization, or commitment to the issuance, sale, disposition of, grant, delivery, or Encumbrance by such Person (in each case, whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) of any of its Equity Securities or debt securities (other than, solely in the case of Bezeq, issuance of Equity Securities of Bezeq pursuant to employee benefit plans disclosed in the Public Filings), (b) split, combination, subdivision, reclassification or redemption, repurchase or other acquisition by such Person of, directly or indirectly, any of such Person’s Equity Securities, (c) with respect to any BComm Company, declaration, set aside or payment of any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of such Person’s Equity Securities, or any other actual, constructive or deemed distribution in respect of such Person’s Equity Securities, (d) amendment, replacement or other modification of such Person’s Organizational Documents; provided that the Company may, to the extent approved by the Court (in a decision the execution of which was not stayed) to amend its Organizational Documents only to the extent necessary to increase its authorized share capital and for no other purpose, (e) approval, proposal or adoption of, or other agreement by such Person to, a plan of complete or partial liquidation, dissolution, merger, consolidation, amalgamation, restructuring, recapitalization or other reorganization, (f) settlement of any pending or threatened derivative or class action brought against such Person; provided that the Company, subject to all applicable Legal Requirements, may settle the Horev Claim solely to the extent that such settlement does not impose or would result in any liabilities or obligations (monetary or otherwise, including any direct or indirect payment obligations or liabilities) to or of any of the BComm Companies (whether or not covered by insurance, and including under any D&O or other insurance policies maintained by or for the benefit of any of the BComm Companies), (g) settlement of any other material Proceeding, (h) entry into, amendment or other modification to any Contract with any controlling shareholder of such Person, other than termination of any such Contract without any liability or obligations to any of the BComm Companies or their respective subsidiaries, or (i) with respect to any BComm Company, (1) incurrence or assumption of, or amendment or other modification to, any Contract or other instrument evidencing, any long-term or short-term debt for borrowed monies or issuance of, or amendment or modification to the terms of, any debt securities by such Person (including the Company Debt Modifications), (2) assumption, guarantee or endorsement of, or otherwise becoming liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, (3) the making of any loans, advances or capital contributions to or investments in any other Person, or (4) mortgaging or pledging any of such Person’s assets, tangible or intangible, or creation any Encumbrances thereupon (other than the Company Debt Modifications).

“RTP Law” means the Israeli Restrictive Trade Practices Law, 5748-1988, as amended from time to time, and any rules, regulations or guidelines promulgated thereunder.

“Sale Process” means all matters, whether occurring before, on or after the date of this Agreement, relating, directly or indirectly, to the sale of any interest in the Seller or any of the BComm Companies or any of their respective assets, including any arrangement with their respective bondholders and other creditors or other debt restructuring (and review of strategic alternatives with respect to any such transactions), and all activities in connection therewith, including matters relating to: (a) the solicitation of proposals from, and negotiating with, third parties, including the Purchasers, and (b) the drafting and negotiation of any of the provisions of any of the Transaction Documents.

“SCP Entity” means any of the investment funds or investment vehicles advised or managed (directly or indirectly) by Searchlight Capital Partners, L.P. or any of their respective portfolio companies (as such term is customarily used in the private equity industry).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder from time to time.

“Securities Laws” means the Israeli Securities Law, the Exchange Act and the Securities Act.

“Seller” means as defined in the Preamble.

“Seller Contribution Amount” means the Share Contribution Amount and the Debenture Contribution Amount.

“Seller Liability Cap” means an amount equal to NIS 22,500,000.

“Seller Purchase Price” means an amount of NIS 225,000,000 (two hundred twenty five million New Israeli Shekels).

“Seller Subscribed Debentures” means NIS 310,000,000 par value of Series C Debentures issued to the Seller by the Company by way of an expansion of the existing Series C Debentures, through a private placement.

“Seller Subscribed Shares” mean as defined in Section 2.4.

“Share Contribution Amount” means an defined in the recitals.

“Share Pledge” means as defined in Section 5.1(g).

“Series D Debentures” means a new series of Company debentures, in an aggregate amount of NIS 58,000,000 par value, to be issued by the Company at the Closing, having identical terms and conditions to those of the Company Series C Debenture, with the following exception: Within seven (7) days following the date on which 90% of the aggregate amount of dividends distributed by Bezeq to (and retained by) the Company following the Closing Date equals at least the principal amount of the Series D Debentures, the Company will issue an immediate report calling for a full prepayment of the Series D Debentures, which prepayment will be made in accordance with the terms of the applicable deed of trust.

“Shareholders Approval” means as defined in Section 5.9.

“SP1” means B Communications (SP1) Ltd., an Israeli limited company.

“SP1 Bezeq Shares” means as defined in Section 3.1(c)(ii).

“SP1 Securities” means as defined in Section 3.1(c)(ii).

“SP2” means B Communications (SP2) Ltd., an Israeli limited company.

“SP2 Bezeq Shares” means as defined in Section 3.1(c)(ii).

“SP2 Securities” means as defined in Section 3.1(c)(ii).

“Sponsor” means as defined in the Recitals.

“Sponsors’ Guarantee” means as defined in the Recitals.

“Subscription Price Per Share” means NIS 4.175.

“TASE” means as defined in the Recitals.

“Transaction Documents” means (i) this Agreement, (ii) the Commitment Letters, (iii) the Sponsors’ Guarantee, and (iv) the other documents, agreements, exhibits, schedules, statements or certificates being executed and delivered by the Seller, the Company or the Purchasers in connection with this Agreement and the transactions contemplated hereby.

“Transaction Expenses” means any of the BComm Companies’ fees, costs and expenses incurred or payable by the BComm Companies (including on behalf of their respective bondholders) in connection with the Sale Process (including the consideration, preparation, negotiation, execution, and performance of this Agreement, the Company Debt Modifications or the transactions contemplated hereby or thereby) or otherwise pursuant to the Company Series B Debentures or Company Series C Debentures, including all fees, costs and expenses of trustees, bankers, agents, representatives, counsel, accountants, economic advisors, or other advisors or representative, and including any such amounts incurred or payable by the BComm Companies on behalf of any other Person.

“Unsubscribed Shares” means as defined in Section 5.7(c).

“Withholding Tax Certificate” means as defined in Section 2.2(e).

2. SALE AND PURCHASE OF SHARES; SUBSCRIPTION; CONTRIBUTION

2.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver to each Purchaser, and each Purchaser shall purchase and accept from the Seller, its Pro Rata Share of all (but not part) of the Purchased Shares, free and clear of any Encumbrances.

2.2 Seller Purchase Price.

(a) The aggregate purchase price of the Purchased Shares is the Seller Purchase Price.

(b) [RESERVED].

(c) [RESERVED].

(d) [RESERVED].

(e) Each Purchaser shall pay its Pro Rata Share of the Seller Purchase Price in New Israeli Shekels, and shall, from any consideration payable hereunder by the Purchasers, only withhold or deduct any taxes under Israeli law as provided in the valid withholding tax certificate provided by the Seller or the Company, as applicable, to the Purchasers not less than three (3) Business Days prior to the Closing Date (the “Withholding Tax Certificate”); provided, however, that (i) such Withholding Tax Certificate will be in a form reasonably acceptable to Purchaser A, and (ii) if the Withholding Tax Certificate shall not have been provided, expired or ceased to be valid for any other reason, prior to the Closing, then the Purchasers shall deduct and withhold taxes from any such consideration payable by the Purchasers to the Seller hereunder as required by applicable Legal Requirements, unless and to the extent the Seller or the Company, as applicable, provides the Purchasers with a valid certificate issued by the Israel Tax Authority, at least three (3) Business Days prior to the applicable payment date, exempting the Purchasers from withholding tax from payments made under this Agreement or setting a lower withholding tax rate (in which case the Purchasers shall deduct and withhold an amount in accordance therewith). All amounts so deducted and withheld by the Purchasers shall be treated for all purposes of this Agreement as having been paid to the applicable payee.

2.3 Purchaser Subscription. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Company shall issue, free and clear of all Encumbrances:

(a) To the Purchasers (allocated among them pro-rata, based on their respective Pro Rata Share), such number of newly issued Ordinary Shares (the “Adjustment Subscribed Shares”) equal to (i) the Cash Shortfall, divided by (ii) Subscription Price Per Share (rounded up to the nearest whole number) at no additional consideration (for the avoidance of doubt, nothing in this Section 2.3(a) of otherwise shall limit or otherwise affect Purchaser A’s rights pursuant to Section 6.2(i));

(b) To the Purchasers (allocated among them pro-rata, based on their respective Pro Rata Share), 62,275,450 newly issued Ordinary Shares (the “Purchaser Subscribed Shares”) in exchange for the Company Purchase Price;

(c) To Purchaser A, if the amount of the Unsubscribed Shares is greater than zero (0), additional newly issued Ordinary Shares in an amount equal to the Unsubscribed Share (the “Additional Purchaser Subscribed Shares”) in exchanged for the Additional Company Purchase Price; and

(d) To Purchaser A, if Purchaser A has made the Purchaser Election, the Election Subscribed Shares in exchange for NIS 35,000,000 (the “Election Purchase Price”)

2.4 Seller Contribution. Upon the terms and subject to the conditions of this Agreement, at the Closing:

(a) The Seller shall pay to the Company the Share Contribution Amount in exchange for the issuance by the Company to the Seller of 8,383,234 newly issued Ordinary Shares (as may be adjusted pursuant to the proviso in this Section 2.4(a), the “Seller Subscribed Shares”), free and clear of all Encumbrances and any transfer restrictions under applicable Legal Requirements; provided, however, that notwithstanding anything herein to the contrary, in the event that the Seller (x) is unable to satisfy its obligations pursuant to this Section 2.4(a) at the Closing if the Closing were then to occur, or (y) otherwise failed to satisfy its obligations pursuant to this Section 2.4(a), then, in each case, Purchaser A may (but shall not be obligated to) elect (in its sole and absolute discretion, the “Purchaser Election”), to subscribed for such 8,383,234 newly issued Ordinary Shares in lieu of the Seller (the “Election Subscribed Shares”) for the Election Purchase Price, and if such Purchaser Election has been made (i) the Seller Subscribed Shares shall equal zero (0) (and the Seller shall have no rights or obligations in respect thereof nor shall any of the Parties have any claim towards the Seller in connection with such related reduction of the Seller Subscribed Share), and (ii) the Share Contribution Amount shall be reduced to zero (0); and

(b) The Seller shall pay to the Company the Debenture Contribution Amount in exchange for the issuance by the Company to the Seller of the Seller Subscribed Debentures, free and clear of all Encumbrances and any transfer restrictions under applicable Legal Requirements.

2.5  [RESERVED].

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE COMPANY

3.1 The Seller represents and warrants to each of the Purchasers that the statements contained in this Section 3.1 are true and correct as of the date hereof, and will be true and correct as of the Closing Date as though made as of the Closing Date:

(a) Organization, Corporate Power and Qualification. The Seller is a public company duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to (a) conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, and (b) execute and deliver this Agreement and the other Transaction Documents to which it is a party and, subject to the satisfaction of the conditions to Closing, to consummate the transactions and perform its obligations contemplated hereby and thereby (including the right, authority and power to sell, assign and transfer the Purchased Shares to the Purchasers in accordance with the terms of this Agreement). The Company is a public company duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. Each of SP1 and SP2 is a private limited company duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties.

(b) Authorization; Binding Agreement. All corporate action on the part of the Seller necessary or required for the authorization, execution, delivery and performance of all its obligations under this Agreement and any other Transaction Document to which Seller is a party have been duly and validly taken, and (subject to obtaining the required approvals under Section 350 of the Companies Law) no other proceedings or Consents (including of Eurocom Communications Ltd., or any creditors or liquidators thereof or any other Governmental Body) on the part of the Seller are necessary or required to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which Seller is a party and the consummation by the Seller of the transactions contemplated hereby or thereby. This Agreement is duly and validly executed and delivered by the Seller, and constitutes the valid and legally binding obligations of the Seller, legally enforceable against the Seller in accordance with its terms subject to bankruptcy, insolvency, reorganization and other Legal Requirements of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) Title and Ownership.

(i) The Seller is the holder and sole record, legal and beneficial owner of the Purchased Shares and has good, valid and marketable title to the Purchased Shares; and the Purchased Shares are fully paid, non-assessable and free and clear of all Encumbrances. There are no Contracts to which the Seller is a party (including subscriptions, options, warrants, rights, calls, puts, or other arrangements of any kind) or Orders which (i) obligate (or would obligate, upon the occurrence of any event) the Seller to sell, transfer, purchase or otherwise dispose of or acquire any Equity Securities of any BComm Company, or (ii) would restrict the Seller from selling, transferring, or otherwise disposing of, directly or indirectly, any Equity Securities of the Company, other than the Current Control Permit.

(ii) The Company is the holder and sole record, legal and beneficial owner of (i) all of the Equity Securities of SP1 (the “SP1 Securities”), and (ii) 14,204,153 of the Bezeq Shares (the Equity Securities described in the foregoing clauses (i) and (ii), collectively, the “Company Owned Securities”). The Company has good, valid and marketable title to the Company Owned Securities; and the Company Owned Securities are fully paid, non-assessable and free and clear of all Encumbrances (other than Encumbrances expressly contemplated by the Current Control Permit). There are no Contracts to which any of the BComm Companies is a party or by which any of them is bound (including subscriptions, options, warrants, rights, calls, puts, or other arrangements of any kind) or Orders which (i) obligate or would obligate the Company or any of its Affiliates to sell, transfer, purchase, or otherwise dispose of or acquire any Company Owned Securities or any other Equity Securities of Bezeq, SP1 or SP2 or any of their respective subsidiaries, or (ii) would restrict any of the BComm Companies from selling, transferring, purchasing, or otherwise disposing of or acquiring any of the Company Owned Securities or any other Equity Securities of SP1, SP2 or Bezeq, other than the Current Control Permit. SP1 is the holder and sole record, legal and beneficial owner of (1) all of the Equity Securities of SP2 (the “SP2 Securities”), and (2) none of the Bezeq Shares (the “SP1 Bezeq Shares”), and SP2 is the holder and sole record, legal and beneficial owner of 714,169,560 of the Bezeq Shares (the “SP2 Bezeq Shares”). SP1 has good, valid and marketable title to the SP2 Securities and the SP1 Bezeq Shares; and the SP2 Securities and the SP1 Bezeq Shares are fully paid, non-assessable and free and clear of all Encumbrances. SP2 has good, valid and marketable title to the SP2 Bezeq Shares; and the SP2 Bezeq Shares are fully paid, non-assessable and free and clear of all Encumbrances. There are no Contracts to which any of the BComm Companies is a party or by which any of them is bound (including subscriptions, options, warrants, rights, calls, puts, or other arrangements of any kind) or Orders which (I) obligate or would obligate any of SP1 or SP2 to sell, transfer, purchase, or otherwise dispose of or acquire any Equity Securities of its subsidiaries or Equity Securities of Bezeq or any of its subsidiaries, or (II) would restrict any SP1 or SP2 from selling, transferring, purchasing, or otherwise disposing of or acquiring any Equity Securities of its subsidiaries or Equity Securities of Bezeq, other than the Current Control Permit.

(d) Capitalization. The Purchased Shares represent as of the date hereof approximately 51.95% of the Issued and Outstanding Share Capital of the Company. Except for the Purchased Shares, the SP1 Securities, the SP2 Securities and the Bezeq Shares, (i) neither the Seller nor any of the BComm Companies, directly or indirectly, beneficially or of record, owns any Equity Securities of the Company or any of its subsidiaries (including Bezeq and its subsidiaries), and (ii) the Seller, directly or indirectly, beneficially or of record, does not own any Equity Securities of the BComm Companies.

(e) Consents and Filings; Non Contravention. Other than as detailed in Schedule 3.1(e) hereof, and subject to the required approvals under Section 350 of the Companies Law the execution, delivery and performance of this Agreement and any other Transaction Document (in accordance with their respective terms) to which Seller is a party, by the Seller and the consummation of the transactions contemplated hereby and thereby will not result in any violation of or be in conflict with or constitute, with or without the passage of time or giving of notice, a default under, or require any Consent of any Person pursuant to, (a) any provision of the Seller’s or any of the BComm Companies’ Organizational Documents, (b) any Order, Permit or Contract to which it or any of the BComm Companies is a party or, to the Knowledge of the Seller, by which it is bound, or would result in the loss of any rights, or the imposition or creation of any Encumbrance upon any assets or properties of the Seller or any of the BComm Companies, under any such Order, Permit or Contract or (c) any provisions of any Legal Requirement applicable to it or any of the BComm Companies.

(f) Brokers’ Fees. No agent, broker, investment banker, or other Person acting in a similar capacity on behalf of or under the authority of the Seller is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, in connection with the transactions contemplated by this Agreement (including the sale and transfer of the Purchased Shares as contemplated under this Agreement), other than Oppenheimer & Co. Inc. and Migdal Capital Markets, for which the Seller shall be solely responsible.

(g) Undisclosed Proceeding Matters; Affiliate Transactions.

(i) Except as set forth on (i) Schedule 3.1(g)(i) or (ii) the Public Filings, to the Knowledge of the Seller, as of the date hereof (and not, for clarity, as of the Closing Date), there exist no event, occurrence or fact materially affecting any material Proceedings in which any of the BComm Companies or Bezeq (or any of their respective subsidiaries) is involved or that would materially and adversely affect any of them.

(ii) Except as set forth on Schedule 3.1(g)(ii), there are no Contracts or other arrangements for the provision of any services between the Seller, on the one hand, and any of the BComm Companies, on the other hand; no personnel, assets or properties of the Seller are used in or utilized for the conduct of the business of any of the BComm Companies.

(h) No Additional Representations. The representations and warranties made by the Seller in this Section 3.1 are the exclusive representations and warranties made by it in connection with the transactions contemplated hereby and the Seller hereby disclaims any other express or implied representations or warranties.

3.2 The Company represents and warrants to each of the Purchasers (and not any other Party) that the statements contained in this Section 3.2 are true and correct as of the date hereof, and will be true and correct as of the Closing Date as though made as of the Closing Date:

(a) Organization, Corporate Power and Qualification. The Company is a public company duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. Each of SP1 and SP2 is a private limited liability company duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. The Company has made available to the Purchasers true, correct and complete copies of all Organizational Documents of each of SP1 and SP2.

(b) Authorization; Binding Agreement. All corporate action on the part of the Company necessary or required for the authorization, execution, delivery and performance of all its obligations under this Agreement and any other Transaction Document to which the Company is a party have been duly and validly taken, and (subject to obtaining the required approvals under Section 350 of the Companies Law) no other proceedings or Consents (including any other Governmental Body) on the part of the Company are necessary or required to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party and the consummation by the Company of the transactions contemplated hereby or thereby. This Agreement is duly and validly executed and delivered by the Company, and constitutes the valid and legally binding obligations of the Company, legally enforceable against the Company in accordance with its terms subject to bankruptcy, insolvency, reorganization and other Legal Requirements of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) Title and Ownership. The Company is the holder and sole record, legal and beneficial owner of all of the Company Owned Securities. The Company has good, valid and marketable title to the Company Owned Securities; and the Company Owned Securities are fully paid, non-assessable and free and clear of all Encumbrances. Subject to the fulfillment of the Conditions to Closing, there are no Contracts to which any of the BComm Companies is a party (including subscriptions, options, warrants, rights, calls, puts, or other arrangements of any kind) or Orders which (i) obligate or would obligate the Company upon the occurrence of any event to sell, transfer, purchase, acquire or otherwise dispose of any Company Owned Securities or any other Equity Securities of Bezeq, SP1 or SP2 or any of their respective subsidiaries, or (ii) would restrict (x) any of the BComm Companies from selling, transferring, purchasing, or otherwise disposing of or acquiring any of the Company Owned Securities or any other Equity Securities of SP1, SP2 or Bezeq, other than the Current Control Permit or (y) the Company from issuing the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any) or the Election Subscribed Shares (if any). SP1 is the holder and sole record, legal and beneficial owner of all of the SP2 Securities and the SP1 Bezeq Shares, and SP2 is the holder and sole record, legal and beneficial owner of the SP2 Bezeq Shares. SP1 has good, valid and marketable title to the SP2 Securities and the SP1 Bezeq Shares; and the SP2 Securities and the SP1 Bezeq Shares are fully paid, non-assessable and free and clear of all Encumbrances. SP2 has good, valid and marketable title to the SP2 Bezeq Shares; and the SP2 Bezeq Shares are fully paid, non-assessable and free and clear of all Encumbrances. There are no Contracts to which any of the BComm Companies is a party (including subscriptions, options, warrants, rights, calls, puts, or other arrangements of any kind) or Orders which (I) obligate or would obligate upon the occurrence of any event any of SP1 or SP2 to sell, transfer, purchase or otherwise dispose of or acquire any Equity Securities of its subsidiaries or Equity Securities of Bezeq or any of its subsidiaries, or (II) would restrict any SP1 or SP2 from selling, transferring, purchasing or otherwise disposing of or acquiring any Equity Securities of its subsidiaries or Equity Securities of Bezeq, other than the Current Control Permit.

(d) Capitalization. The Purchased Shares represent as of the date hereof approximately 51.95% of the Issued and Outstanding Share Capital of the Company. Except for the Purchased Shares, the SP1 Securities, the SP2 Securities and the Bezeq Shares, none of the BComm Companies, directly or indirectly, beneficially or of record, owns any Equity Securities of the Company or any of its subsidiaries (including Bezeq and its subsidiaries). (i) Except for the Company Owned Securities, the Company does not own or hold any Equity Securities of any Person, (ii) except for the SP1 Bezeq Shares and the SP2 Securities, SP1 does not own or hold any Equity Securities of any Person, and (iii) except for the SP2 Bezeq Shares, SP2 does not own or hold any Equity Securities of any Person other than as part of its investment portfolio, other than, in the case of the preceding clauses (i) through (iii), Equity Securities that are publicly traded on a recognized national stock exchange and held for short term investment purposes; provided that such Equity Securities, in the aggregate (with respect to all cases of clauses (i) through (iii)), do not represent more than half a percent (0.5%) of the Equity Securities of any issuer.

(e) Consents and Filings; Non Contravention. Other than as detailed in Schedule 3.2(e) hereof and subject to the required approvals under Section 350 of the Companies Law, the execution, delivery and, subject to the Shareholders Approval performance, of this Agreement and any other Transaction Document to which it is a party by the Company and the consummation of the transactions contemplated hereby and thereby will not result in any violation of or be in conflict with or constitute, with or without the passage of time or giving of notice, a default under, or require any Consent of any Person pursuant to, (i) any provision of any of the BComm Companies’ Organizational Documents, (ii) any Order, Permit or Contract to which it or any of the BComm Companies is a party or by which it is bound, or would result in the loss of any rights, or the imposition or creation of any Encumbrance upon any assets or properties of any of the BComm Companies, under any such Order, Permit or Contract, or (iii) any provisions of any Legal Requirement applicable to it, any of the BComm Companies or Bezeq (or any of its subsidiaries).

(f) Brokers’ Fees; Transaction Expenses. No agent, broker, investment banker, or other Person acting in a similar capacity on behalf of or under the authority of any of the BComm Companies is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, in connection with the transactions contemplated by this Agreement (including the issuance and delivery of the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any) and the Election Subscribed Shares (if any) as contemplated under this Agreement).

(g) Undisclosed Proceeding Matters. Except as set forth on (i) Schedule 3.2(g) or (ii) the Public Filings, to the Knowledge of the Company, as of the date hereof (and not, for clarity, as of the Closing Date), there exist no event, occurrence or fact materially affecting any material Proceedings in which any of the BComm Companies or Bezeq (or any of their respective subsidiaries) is involved or that would materially and adversely affect any of them.

(h) Subscribed Shares.

(i) The Adjustment Subscribed Shares, the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares and the Election Subscribed Shares have been duly authorized and allotted in accordance with applicable Legal Requirement and the Organizational Documents of the Company, and shall be available for subscription by the Purchaser in the manner and time provided under this Agreement.

(ii) The Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any) and the Election Subscribed Shares (if any), when issued at the Closing, shall be duly issued in accordance with applicable Legal Requirements and the Organizational Documents of the Company, fully paid and non-assessable and shall be free and clear of any Encumbrances.

(iii) The Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares ,the Additional Purchaser Subscribed Shares (if any) and the Election Subscribed Shares (if any), as of the Closing, will not be subject to avoidance or liquidation in bankruptcy, composition or other solvency proceedings relating to the Company, as the case may be.

(i) The representations and warranties made by the Company in this Section 3.2 or in any other Transaction Document are the exclusive representations and warranties made by it in connection with the transactions contemplated hereby and the Company hereby disclaims any other express or implied representations or warranties.

3.3 The Company represents and warrants to the Seller that the statements contained in this Section 3.3 are true and correct as of the date hereof, and will be true and correct as of the Closing Date as though made as of the Closing Date:

(a) Seller Subscribed Shares and Debentures.

(i) The Seller Subscribed Shares (if any) and the Seller Subscribed Debentures, when issued at the Closing, shall be duly authorized and allotted in accordance with applicable Legal Requirement and the Organizational Documents of the Company, and shall be available for subscription by the Seller in the manner and time provided under this Agreement.

(ii) The Seller Subscribed Shares (if any) and the Seller Subscribed Debentures, when issued at the Closing, shall be duly issued in accordance with applicable Legal Requirements and the Organizational Documents of the Company, fully paid and non-assessable and shall be free and clear of any Encumbrances and any transfer restrictions under applicable Legal Requirements and tradeable.

(iii) The Seller Subscribed Shares (if any) and the Seller Subscribed Debentures, as of the Closing, will not be subject to avoidance or liquidation in bankruptcy, composition or other solvency proceedings relating to the Company, as the case may be.

(b) No Additional Representations. The representations and warranties made by the Company in this Section 3.3 are the exclusive representations and warranties made by it to the Seller in connection with the transactions contemplated hereby and the Company hereby disclaims any other express or implied representations or warranties made to the Seller in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby.

4. REPRESENTATIONS AND WARRANTIES OF EACH PURCHASER

Each Purchaser, severally (and not joint and severally), with respect to itself only, represents and warrants to the Seller and the Company that the statements contained in this Section 4, with respect to such Purchaser, are true and correct as of the date hereof, and will be true and correct as of the Closing Date as though made as of the Closing Date:

4.1 Organization, Corporate Power and Qualification. In the case of Purchaser A, such Purchaser is a Cayman Islands exempt limited partnership duly organized, validly existing under the laws of the Cayman Islands, or in the case of Purchaser B, an Israeli company duly organized, validly existing under the laws of the State of Israel, and has all requisite corporate power and authority to execute and deliver this Agreement and all other Transaction Documents to which it is a party and to consummate the transactions and perform its obligations contemplated hereby and thereby (including the right, authority and power to purchase and acquire the Purchased Shares and subscribe and acquire the Subscribed Shares in accordance with the terms of this Agreement).

4.2 Authorization; Binding Agreement. All corporate action on the part of such Purchaser necessary or required for the authorization, execution, delivery and performance of all its obligations under this Agreement and all other Transaction Documents to which it is a party have been duly and validly taken, and no other proceedings on the part of such Purchaser are necessary or required to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the consummation by such Purchaser of the transactions contemplated hereby or thereby. This Agreement is duly and validly executed and delivered by such Purchaser, and constitutes the valid and legally binding obligations of such Purchaser, legally enforceable against such Purchaser in accordance with its terms subject to bankruptcy, insolvency, reorganization and other Legal Requirements of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.3 Consents and Filings; Non Contravention. Subject to obtaining the Control Permit and the Antitrust Clearance, the execution, delivery and performance of this Agreement and any other Transaction Document to which it is a party by such Purchaser and the consummation of the transactions contemplated hereby and thereby will not result in any violation of or be in conflict with or constitute, with or without the passage of time or giving of notice, a default under, or require Consent of any Person pursuant to, any provision of such Purchaser’s Organizational Documents or any Order, Permit or Contract to which it is a party or by which it is bound or any provisions of any Legal Requirement applicable to it.

4.4 Financial Capacity.

(a) Taking into account the Financing Commitment, such Purchaser has, and at the Closing will have, sufficient resources to pay, in cash any and all amounts necessary for it to consummate the transactions contemplated hereby at the Closing, including payment of its Pro Rata Share of the Seller Purchase Price and the Company Purchase Price, and in the case of Purchaser A only, the Additional Company Purchase Price and the Election Purchase Price (to the extent payable hereunder) and all the fees and expenses expressly required to be paid by such Purchaser hereunder without any restrictions to transfer such funds at Closing to the Seller and the Company, as and to the extent required to be paid pursuant to, and subject to the terms of, this Agreement. The Sponsor affiliated with such Purchaser has, and at the Closing will have, sufficient resources to meet its obligations under its Commitment Letter as they become due.

(b) As of the date of this Agreement, such Purchaser has delivered to the Seller a true, correct and complete copy of the Commitment Letter provided by its affiliated Sponsor, dated as of the date hereof. Such Commitment Letter has not been amended or modified, and the respective commitments contained in such Commitment Letter have not been withdrawn, terminated or rescinded. Such Commitment Letter (i) is in full force and effect, (ii) constitutes the legal, valid and binding obligation of such Purchaser and the Sponsor party thereto, and (iii) is enforceable by the Seller and the Company against such Purchaser and the Sponsor party thereto, in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Legal Requirements of general applicability relating to or affecting creditors’ rights and to general equity principles. There are no side letters or other Contracts related to the funding or investing, as applicable, of the applicable Financing Commitment other than such Commitment Letter. There are no conditions precedent to the consummation of such Financing Commitment other than those set forth in such Commitment Letter. As of the date of this Agreement, the Sponsor affiliated with such Purchaser is not subject to bankruptcy proceedings.

(c) Notwithstanding anything to the contrary contained herein, in no event shall this Section 4.4 be deemed breached (and no condition set forth in Section 6.3 shall be deemed to have failed as a result of any actual or alleged breach of this Section 4.4), if (notwithstanding any actual or alleged breach), such Purchaser is willing and able to consummate its obligations at the Closing if and when it is otherwise required to do so under the terms and conditions of this Agreement.

4.5 Compliance.

(a) Such Purchaser hereby confirms that it is familiar with the requirements of the Communications Law and Communications Order and has conducted independent investigations (including with consultants on its behalf) related thereto and that it has reviewed the Current Control Permit, and such Purchaser is not aware, as of the date of this Agreement, of any facts or circumstances that would prevent it from complying with all such requirements, including with respect of the ‘Israeli Entity’ (as such term is defined in the Communications Order) under the Communications Order, in each case, as such Legal Requirements are in effect as of the date of this Agreement; provided that it is understood and acknowledge by all Parties that the Purchasers are proposing to effect the transaction contemplated by this Agreement through a contractual arrangement between them pursuant to Section 4(a)(3) of the Communications Orders.

(b) Neither such Purchaser nor any of its ‘Interested Parties’ (as such term is defined in the Communications Law) (including the Sponsors) has, on its own behalf or in acting on behalf of any other Person, directly or indirectly, engaged in any transactions, or otherwise had any trade, commercial, financial or other relationships with (i) any Person organized, domiciled, managing business, or located in, or that is a national any of the states listed in Schedule 4.5(b) hereof (each, an “Enemy State”), (ii) a Governmental Body of or within an Enemy State, or (iii) a Person that is supervised by an Enemy State.

(c) For the avoidance of doubt, such Purchaser has not made and is not making any representations or warranties with respect to, and does not guarantee that, and nothing herein or otherwise shall be construed or interpreted as (or deemed) a representation or warranty with respect to, or a guarantee that, the Control Permit allowing the consummation of the transactions contemplated by this Agreement will be obtained and any deemed representations, warranties or other promises or commitments to the contrary are hereby expressly disclaimed.

4.6 No Operations in Israel. Solely with respect to Purchaser A, such Purchaser (and any affiliated entity (other than the Local Sponsor and it affiliated entities), as would be deemed “affiliated” for the purposes of the RTP Law) has no operations or business activities or “sales turnover” (as such term is used in Section 17(a)(2) of the RTP Law) in the State of Israel, except as set forth on Schedule 4.6.

4.7 Investment Experience. Without limiting any of the representations, warranties, covenants or agreements of the Seller contained in this Agreement or the other Transaction Documents or fraud claims, such Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement.

4.8 Own Account. such Purchaser is acquiring the Purchased Shares and the Subscribed Shares to be acquired thereby solely for its own account and not as a nominee, agent or trustee of any third party.

4.9 Waiver and Exemption. Such Purchaser does not object to any waiver or exemption being granted to the Relevant Parties in connection with the Court Approval.

4.10 No Other Representations or Warranties.

(a) Such Purchaser acknowledges and agrees that, except for the representations and warranties contained in Section 3 above and without limiting fraud claims, the transactions contemplated hereby or in any other Transaction Document shall be consummated without reliance by such Purchaser on any other representations and warranties by the Seller or the Company with respect to the Purchased Shares or the Subscribed Shares, the Company, and its businesses, operations, rights, assets, liabilities or prospects, the condition or legal status of any of the above or otherwise.

(b) Subject to and without limiting any of the representations and warranties of the Seller or the Company set forth in Section 3.1(g)(i) or Section 3.2(g), such Purchaser acknowledges and agrees that such Purchaser has not relied on, and the Seller and Company do not make nor has any of them made, any representation or warranty, either express or implied, whether written or oral, concerning Bezeq or any of its subsidiaries or any of their respective businesses, operations, assets, liabilities, Proceedings (including by regulatory authorities and other Governmental Bodies in Israel or outside Israel), results of operations, condition (financial or otherwise) or prospects.

4.11 Due Diligence; Independent Decision. Subject to and without limiting any of the representations, warranties, covenants or agreements of the Seller or the Company contained in this Agreement or fraud claims, such Purchaser represents that (a) it conducted a due diligence process during which it had an opportunity to ask questions and to receive answers from the Company and the Seller, regarding all Company and Bezeq business, activities and financial situation, (b) it has had access to, and an adequate opportunity to review, financial and other information, documents and materials as it deemed necessary to make its decision to purchase the Purchased Shares and the Subscribed Shares, (c) it has made its own assessment and has satisfied itself concerning all considerations relevant to the transactions contemplated hereunder, and (d) it has made its own independent decisions to enter into the transactions contemplated by this Agreement and as to whether they are appropriate or proper for it, based upon its own judgment and upon advice from such advisers as it has deemed necessary.

4.12 Forward-looking Statements. In connection with the due diligence investigation of the Company and Bezeq by such Purchaser, such Purchaser has received and may continue to receive after the date hereof from the Seller and the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and Bezeq and their respective Affiliates and subsidiaries and their respective business and operations. Such Purchaser hereby acknowledges and agrees (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as business plans, (b) to take full responsibility for making its own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts and other forward-looking statements, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans), and (c) that none of the Company, Bezeq or the Seller, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

4.13 Brokers’ Fees. No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of such Purchaser is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, in connection with the sale and transfer of the Shares as contemplated under this Agreement, other than Citigroup Global Markets Limited and RBC Capital Markets, LLC, for which the Purchasers shall be solely responsible.

5. COVENANTS

5.1 Control Permit; Filings; Cooperation.

(a) As soon as practicable following the date of this Agreement (and in any event no later than ten (10) Business Days following the date of this Agreement), the Purchasers shall file an application to the Israeli Ministry of Communication for the purpose of obtaining the Control Permit in accordance with the applicable Legal Requirements. Each Party shall take all necessary actions and use its reasonable best efforts in good faith, to file, without any undue delay, all notices, reports and other documents required to be filed by such Party with any Governmental Body in order to obtain the Control Permit and the Antitrust Clearance with respect to the transactions contemplated by this Agreement, to submit, without any undue delay, any additional information requested by any such Governmental Body to effect all applications, notices, petitions and filings and to obtain as promptly as possible the Control Permit and the Antitrust Clearance. Without limiting the generality of the foregoing, each of the Seller and the Company shall, subject to applicable Legal Requirements, use its reasonable best efforts in good faith to cause Bezeq and its subsidiaries to cooperate with each Party’s efforts to obtain the Control Permit, including to promptly answer any questions or inquiries of, and promptly submit any information requested by, any Governmental Body with respect to the transactions contemplated by this Agreement or the Control Permit to be issued to the Purchasers.

(b) Without derogating from the above, each Party hereby agrees (as applicable) (i) to provide any Governmental Body with any and all information regarding the corporate and holding structure of such Party, the ultimate shareholders of such Party and the various holdings, business affairs and interests of such Party and any affiliate thereof throughout the world as may reasonably be requested by such Governmental Body in connection with the Control Permit, (ii) to waive any confidentiality or other restriction (other than attorney-client or similar privilege) in connection with any examination or investigation by a Governmental Body concerning such Party and any ‘Interested Party’ (as such term is defined in the Communications Law) thereof as may reasonably be requested by such Governmental Body in connection with the Control Permit, (iii) to reasonably cooperate with the other Parties and allow a counsel of the other Parties to participate in any material meeting with a Governmental Body with respect of the request to obtain a Control Permit to the extent permitted by the applicable Governmental Body, (iv) to allow review and comment and shall consult in good faith with the other Parties on all material filings submitted to a Governmental Body in connection with the request to obtain the Control Permit prior to the submission thereof, provided that such Party may redact competitively sensitive or confidential information from the materials provided to the other Parties for review, (v) to provide the other Parties with a copy of any letters and/or other material correspondence with any Governmental Body in connection with the Control Permit, provided that such Party may redact competitively sensitive or confidential information from the materials provided to the other Parties for review, and (vi) to keep the other Parties reasonably updated, on a timely basis, of the status of matters relating to the discussions with the Governmental Bodies, including, if reasonably requested by the other Parties, on weekly basis, a telephonic update on the status and progress of obtainment of the Control Permit. For the avoidance of doubt, nothing in this Section 5.1 shall in any way limit or restrict the rights of the Parties pursuant to Section 8.1(d).

(c) Subject to and without limiting Section 5.1(f), (A) each Purchaser undertakes not to, and further undertakes to use its commercially reasonable efforts to cause any of its ‘Interested Parties’ (as such term is defined in the Communications Law) (including the Sponsors) not to, engage in or take any action that would reasonably expected to prevent it from complying with the Legal Requirements pertaining to the obtaining of the Control Permit, and to cause any of its ‘Interested Parties’ not to engage in any transactions, or otherwise have any trade, commercial, financial or other relationships with (i) any Person organized, domiciled, managing business, or located in, or that is a national of any Enemy State, (ii) a Governmental Body of or within an Enemy State, or (iii) a Person that is supervised by an Enemy State; (B) each Purchaser shall be willing to accept, and shall not assert that it will refuse to accept, for any reason, a Control Permit on substantially the same terms as the Current Control Permit; and (C) shall not condition the acceptance of a Control Permit on terms which are not included in the Current Control Permit or which are more favorable to such Purchaser than those contained in the Current Control Permit.

(d) Each of the Parties hereto shall, as promptly as practicable and before the expiration of any relevant legal deadline, file with any other Governmental Body, any filings, reports, information and documentation required for the transactions contemplated hereby pursuant to the Antitrust Law. Each of the Parties shall furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the Antitrust Law, provided that a Party may redact competitively sensitive or confidential information from the materials provided to the other Party for review. Each of the Parties commits to instruct its counsel to cooperate with each other Party and its counsel and use reasonable best efforts to facilitate and expedite the identification and resolution of any such issues and, consequently, the expiration of the applicable waiting periods under the Antitrust Law at the earliest practicable dates.

(e) Each of the Parties shall keep the other Parties reasonably apprised, in a timely manner, to the best of its Knowledge, with respect to any discussions between the Purchasers, the Seller, the Company or Bezeq and its subsidiaries, on the one hand, and any Employee Body, on the other hand. Without limiting the generality of the foregoing, each of the Parties shall notify the other Parties in writing of any material development in the negotiation with any Employee Body of Bezeq and its subsidiaries, promptly upon obtaining knowledge thereof.

(f) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be deemed to require the Purchasers to agree to any condition, or take any action, that constitutes a Burdensome Condition, and neither the Seller nor the BComm Companies shall, without the prior written consent of the Purchaser A, agree to any Burdensome Condition. For purposes of this Agreement, a “Burdensome Condition” means any conditions imposed by, commitment or undertaking made to, or any Order of, any Governmental Body in connection with or related to the Control Permit or the transactions contemplated by this Agreement, that (i) individually or in the aggregate, has, or would reasonably be expected to have, a material and adverse effect on either Purchaser, after giving effect to the transactions contemplated by this Agreement, (ii) would impose, grant or otherwise require that either Sponsor, with respect to the investment contemplated by this Agreement, exercises or possesses any rights or powers to direct or influence (or other means of control) that are, individually or in the aggregate, greater than, or otherwise disproportionate to, such Sponsor’s Pro Rata Share, or (iii) would bind or impose any obligation on any of the SCP Entities or the Local Sponsor and its Affiliates (other than the Purchasers) or their respective businesses (other than solely with respect to their operation and business in the State of Israel); provided that conditions that are expressly included in the Current Control Permit, the Communication Law and the Communication Order, in each case, as each of them is in effect as of the date of this Agreement (expressly disregarding any subsequent amendments, supplements, changes or other modifications, however effected or enacted), shall not be deemed Burdensome Conditions.

(g) Each Party shall take all reasonable and necessary actions and use its commercially reasonable efforts in good faith, to file, without any undue delay all notices, reports and other documents required to be filed by such Party with any Governmental Body in order to allow the pledge of the Bezeq Shares for the benefit of the Company’s bondholders pursuant and subject to Company Debt Modifications (the “Share Pledge”). Such efforts shall require the Purchasers to (i) file, following the date of this Agreement (without undue delays), a formal request with the Israeli Ministry of Communication to authorize the Share Pledge (and to timely respond to subsequent requests for information by the Israeli Ministry of Communication in connection therewith), and (ii) coordinate with the Company and representatives of its bondholders in respect of matters related to the Share Pledge. For the avoidance of doubt, nothing in this Section 5.1(g) shall in any way limit or restrict the rights of any Party pursuant to Section 8.1(d). For the avoidance of doubt, in any event, the Company Series C Debentures and the Series D Debentures shall include negative pledge covenants, in accordance with the terms thereof and the Company Debt Modifications.

5.2 Conduct of Business.

(a) From and after the date hereof and until the earlier of the Closing or the termination of this Agreement in accordance with Section 8.1 (the “Interim Period”), without limiting anything contained in Section 5.2(c), and unless otherwise agreed to in advance and in writing by Purchaser A (such agreement not to be unreasonably withheld) each of the Seller and the BComm Companies shall use (subject to applicable fiduciary duties under applicable Legal Requirements) its entire voting rights in the Company and Bezeq, respectively (in case such matters are brought to a shareholders’ vote) so that the BComm Companies and Bezeq and its subsidiaries shall, not take, do, effect or allow (or commit or agree to take, do, effect or allow) any of the Restricted Matters (except as set forth in Schedule 5.2(a) hereof).

(b) During the Interim Period, without limiting anything contained in Section 5.2(c), the Company shall, and the Company shall cause the other BComm Companies to:

(i) conduct its business in the ordinary course and in compliance with applicable Legal Requirements; and

(ii) except as set forth in Schedule 5.2(b)(ii) hereof, not take, do, effect or allow (or commit or agree to take, do, effect or allow) any of the Restricted Matters, unless otherwise consented to in advance and in writing by Purchaser A (such consent not to be unreasonably withheld).

(c) Until the end of the Interim Period, without the prior written consent of Purchaser A (such consent not to be unreasonably withheld) (i) the Seller shall not, directly or indirectly, sell, transfer, convey, exchange, assign, gift, Encumber, or otherwise dispose of any of the Purchased Shares or any rights therein or thereto, (ii) the Company shall not, directly or indirectly, sell, transfer, convey, exchange, assign, gift, Encumber, or otherwise dispose of any of the Company Owned Securities or any rights therein or thereto, (iii) the Company shall cause SP1 not to (and the Company shall be responsible if SP1 does), directly or indirectly, sell, transfer, convey, exchange, assign, gift, Encumber, or otherwise dispose of any of the SP2 Securities or the SP1 Bezeq Shares, and (iv) the Company shall cause SP2 not to (and the Company shall be responsible if SP2 does), directly or indirectly, sell, transfer, convey, exchange, assign, gift, Encumber, or otherwise dispose of any of the SP2 Bezeq Shares.

5.3 Exclusivity; Acquisition Proposal.

(a) During the Interim Period, neither the Seller nor the Company shall, and the Company shall cause each of the BComm Companies not to, and each of them shall use its reasonable best efforts to cause their respective directors, officers, employees, and advisors (including, without limitation, financial advisors, bankers, attorneys, accountants, consultants) and other representatives (it being understood that the representatives of the bondholders of the Seller and of the Company, respectively, shall not be considered their representatives unless acting at the direction of, the Seller or the BComm Companies, respectively) (collectively, “Representatives”) not to, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Proposal or the making or consummation thereof, (ii) other than to inform any Person of the existence of the provisions contained in this Section 5.3(a), enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information in connection with, or enter into any agreement with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Proposal, or (iii) enter into any Contract with respect to any Acquisition Proposal. Without limiting the generality of the foregoing, to the extent not already done, each of the Seller and the Company shall, and shall use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any Person (other than the Purchasers and their Affiliates) with respect to any Acquisition Proposal.

(b) Without limiting the forgoing, promptly, and in no event later than twenty four (24) hours after its receipt (including receipt by any of its Representatives) of any Acquisition Proposal, the Seller or the Company, as applicable, shall advise Purchaser A in writing of such Acquisition Proposal (including the material terms and conditions of such Acquisition Proposal and the identity of the Person making or submitting such Acquisition Proposal) and shall provide Purchaser A a copy of such Acquisition Proposal and any related draft agreements or other documentation or materials delivered in connection therewith. The Seller or the Company, as applicable, shall keep Purchaser A informed on a reasonably prompt basis with respect to any material change to the material terms of any such Acquisition Proposal (and in no event later than twenty four (24) hours following any such change).

(c)  The Parties acknowledge that either the Seller or the Company may be subject to disclosure requirements under applicable Legal Requirements and no Party shall have any claim with respect to such disclosure.

(d) A breach of this Section 5.3 by any Representative of the Seller or the Company shall be deemed a breach by the Seller or the Company, as applicable, and the Seller or the Company, as the case may be, shall be liable therefor.

(e) Nothing in this Agreement shall be deemed to prevent, restrict or limit in any way, any arrangement among the Seller and its creditors, as long as such arrangement (i) does not prevent, conflict or is otherwise inconsistent with, directly or indirectly, the Seller’s obligations hereunder or thereunder, and (ii) does not constitute an alternative to the transactions contemplated by this Agreement (and such arrangement shall not be considered an “Acquisition Proposal”).

5.4 [RESERVED].

5.5 Directors.

(a) At least ten (10) Business Days prior to the Closing Date, Purchaser A shall deliver to the Seller and the Company a list of individuals to be appointed as members of the board of directors of the Company as of the Closing (the “Company Designated Directors”). The Company Designated Directors shall satisfy the qualification requirements under Legal Requirements applicable to board members of the Company.

(b) At least ten (10) Business Days prior to the Closing Date, Purchaser A shall deliver to the Seller and the Company a list of two (2) individuals to be appointed as members of the board of directors of Bezeq as of the Closing (the “Bezeq Designated Directors”). The Bezeq Designated Directors shall satisfy the qualification requirements under Legal Requirements applicable to board members of Bezeq.

5.6 Notification. During the Interim Period, (a) each of the Parties shall promptly notify the other Parties if it becomes aware of any event that would make the satisfaction of any of the conditions in Section 6 impossible or unlikely to be satisfied as of the End Date, and (b) each of the Seller and the Company shall, upon reasonable request of Purchaser A, and subject to applicable fiduciary duties under Legal Requirements, update Purchaser A promptly following the occurrence of any material developments in any of the BComm Companies, Bezeq or any of its subsidiaries which are within the Knowledge of the Seller or the Knowledge of the Company, as the case may be, including with respect to regulatory matters or developments, all material matters related to the Israeli Ministry of Communications and any other material commercial matters. This Section 5.6 and any notification provided pursuant hereto shall not modify or limit in any way the Parties’ representations, warranties, covenants, obligations, rights and remedies under this Agreement. No breach of this Section 5.6 shall be deemed a breach of this Agreement, including for the purposes of Section 6.2(c), unless such breach is made knowingly, willfully and intentionally.

5.7 Equity Offering.

(a) As soon as practicable after the date of this Agreement, subject to the provisions of this Section 5.7, the Company shall offer the shareholders of the Company (other than the Seller) (the “Eligible Shareholders”) the right to subscribe for a total of 8,383,234 newly issued Ordinary Shares of the Company (the “Additional Subscription Shares”) at a price per share equal to the Subscription Price Per Share (the “Additional Equity Offering”).

(b) The Company shall take all actions in accordance with all applicable Legal Requirements in order to effect the Additional Equity Offering in accordance with the terms of this Agreement, including the filing of a registration statement with the SEC and a prospectus with the ISA, in each case to the extent required by under applicable Legal Requirements, and to receive all permits, approvals and orders required for the consummation of the Additional Equity Offering, including the receipt of all permits and approvals in order to list the Additional Subscribed Shares on the TASE and Nasdaq. The Company shall take all necessary actions and use its reasonable best efforts in good faith, to file, without any undue delay, all required filings with any Governmental Body in order to effect the Additional Equity Offering, to submit, without any undue delay, any additional filings requested by any such Governmental Body to effect the Additional Equity Offering and take all other actions required in order to effect as promptly as possible the Additional Equity Offering.

(c) The Additional Equity Offering shall expire no later than twenty (20) Business Days prior to the Closing Date, and any Additional Subscription Shares not irrevocably subscribed for by the Eligible Shareholder in accordance with the foregoing prior to or on such date (such shares, the “Unsubscribed Shares”) shall no longer be available for subscription by the Eligible Shareholders.

(d) Upon the terms and subject to the conditions of this Agreement, effective as of, and conditioned upon, the Closing, Purchaser A subscribes for all of the Unsubscribed Shares (if any, including any Unsubscribed Shares arising due to the failure of the Company to complete its undertaking under Section 5.7(b)) at a price per share equal to the Subscription Price Per Share, to be issued thereto in accordance with the terms of this Agreement at, and conditioned upon, the Closing.

(e) For the avoidance of doubt, nothing in the Section 5.7 shall in any way limit, modify or otherwise affect the obligations of the Seller pursuant to Section 2.4.

5.8 Court Approval. (a) As soon as practicable after the date hereof (and in any event no later than ten (10) Business Days following the date of this Agreement), the Seller and the Company shall jointly approach the Court, in order to obtain the Court Approval, and subject to and in accordance with the approval of the Court, each of the Seller and the Company shall establish a record date for, call, publicize the convening of, convene and hold a meeting of the bondholders of the Company and the Seller, respectively (the “Stakeholders’ Meetings”), (b) the Seller and the Company, respectively, shall timely prepare and file all notices required by applicable Legal Requirements in connection with the Stakeholders’ Meetings, it being agreed and understood that this Agreement and all of the Transaction Documents and the Company Debt Modifications and the amended deed of trust of the Company Series C Debenture and the deed of trust for the Series D Debentures, should be brought to the approval of the Stakeholders’ Meetings of the Company, (c) each of the Seller and the Company shall take all necessary actions and make all reasonable efforts in order to receive the Court Approval and shall respond to and comply with, without undue delay, any queries, requests or instructions of the Court within the Court Approval process, (d) each of the Seller and the Company shall allow Purchaser A (and its representative, including its legal counsel) to review and comment on all material materials and filings submitted to the Court (or any other Governmental Body) only in connection with its respective Court Approval prior to the submission thereof, and shall incorporate into and reflect in any such submissions or filings any and all reasonable comments made by Purchaser A or its representatives, provided such implementation shall not cause a delay in the relevant submission, and (e) each of the Seller and the Company shall provide Purchaser A (and its legal counsel) with a copy of any material letters and/or other material correspondence and decisions (including any interim decisions) of the Court as part of the Court Approval process, and shall share, in cooperation with Purchaser A, all correspondence with, and decisions of, the Court or any bondholders (and in the case of the Company also shareholders) and shall keep Purchaser A (and its legal counsel) reasonably fully updated of the status of matters relating to the Court Approval (including the discussions with its bondholders and shareholders and any other creditors or relevant parties), including, if reasonably requested by Purchaser A, on weekly basis, a telephonic update on the status and progress of obtaining its respective Court Approval, and bondholders and shareholders approvals, as applicable. For the avoidance of doubt, nothing in this Section 5.8 shall in any way limit or restrict the rights of Purchaser A pursuant to Section 8.1(f). Without limiting anything herein contained, each of the Parties shall use its commercially reasonable efforts to obtain through the Court Approval a release of any lock-up restrictions (חסימה וטפטוף) that might otherwise be applicable to the securities being issued hereunder by the Company at the Closing.

5.9 Special Shareholder Meeting of the Company. As soon as practicable following the date of this Agreement (and in any event no later than ten (10) Business Days following the date of this Agreement), the Company shall file a motion with the Court requesting that the court issue an order to convene a special meeting of the shareholders of the Company (the “Company Shareholders Meeting”) for the purpose of approving this Agreement and the transactions contemplated hereby (including the sale and issuance of the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any), the Seller Subscribed Shares (if any), the Election Subscribed Shares (if any) and the Seller Subscribed Debentures hereunder) (the “Shareholders Approval”). Promptly following the Court issuing such order, and in any event within three (3) Business Days following the date of such order, the Company shall publish a notice calling the Company Shareholders Meeting to be held on the date that is no later than thirty five (35) days following such notice for the purpose of obtaining the Shareholders Approval. The Company shall solicit from the shareholders of the Company written ballots and proxies in favor of the Shareholders Approval in accordance with applicable Legal Requirements, and shall use its reasonable best efforts to secure the Shareholders Approval at the Company Shareholders’ Meeting. The Company shall prepare and file all notices required by applicable Legal Requirements in connection with the Company Shareholders’ Meeting, and shall respond promptly to all inquiries of any Governmental Body in connection therewith. For the avoidance of doubt, nothing in this Section 5.9 shall in any way limit or restrict the rights of Purchaser A pursuant to Section 8.1(f).

5.10 TASE Approval. Each of the Parties shall use its reasonable best efforts to obtain, as promptly as practicable after the date of this Agreement, the approval of the TASE to the issuance, at the Closing, of the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any), the Seller Subscribed Shares (if any), the Additional Subscription Shares and the Seller Subscribed Debentures, and to the adoption of the Company Debt Modifications.

5.11 Debt Covenants. Following the Closing, the Purchasers shall not cause the Company to (a) enter into any transaction with the Purchasers or any Affiliate of the Purchasers including payment of management fees other than expenses reimbursement and standard directors compensation, or (b) effect any dividend distributions, in either case, to the extent such transaction or dividend distributions would violate, and cause the Company to be in default under, the terms of its Series C Debentures (as modified by the Company Debt Modifications).

5.12 Liquidity Information. At least five (5) Business Days prior to the Closing, the Company shall deliver to the Seller and Purchaser A a reasonably detailed calculation of the anticipated Available Cash, along with reasonable documentation supporting such calculation, and allow representatives of the Seller or Purchaser A to discuss such calculation and supporting documentation with an authorized officer of the Company; provided that notwithstanding anything herein or otherwise to the contrary, except in the event of fraud (and then solely against the Person committing such fraud), neither the Seller nor any of its Non-Recourse Parties shall have any claims, rights or recourse against any Person (including any of the BComm Companies or the Purchasers or any of their respective Non-Recourse Parties) in respect of such calculation of Available Cash or any of the information or documentation provided pursuant to, or otherwise for the failure to comply with, this Section 5.12. For the avoidance of doubt, and notwithstanding anything to the contrary, nothing in this Section 5.12 shall limit, modify or otherwise affect any Purchaser’s rights under this Agreement (including under Section 6.2).

6. CONDITIONS PRECEDENT

6.1 Conditions to the Obligations of the Seller, the Company and Purchasers. The obligations of each of the Seller, the Company and the Purchasers to consummate the transactions contemplated by this Agreement is subject to the satisfaction as of the Closing of all of the following conditions precedent (any of which may be waived in whole or in part by a mutual agreement in writing of the Seller, the Company and the Purchasers):

(a) Control Permit. A Control Permit was issued and is in full force and effect permitting the Purchasers to acquire the Purchased Shares, the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Share (if any) and the Election Subscribed Shares (if any) which Control Permit does not include any Burdensome Conditions.

(b) Antitrust Commissioner’s Approval. The Antitrust Clearance shall have been obtained.

(c) No Injunction. There shall not be in effect any injunction or other Order or Legal Requirement that (i) prohibits, enjoins or restrains the consummation of the transactions contemplated by this Agreement, and (ii) has been adopted or issued, or has otherwise become effective.

(d) Court Approval. The Court Approval shall have been obtained.

(e) TASE Approval. The TASE has approved the issuance of the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any), the Seller Subscribed Shares (if any), the Election Subscribed Shares (if any) , the Additional Subscription Shares and the Seller Subscribed Debentures and Series D Debentures, and the adoption of the Company Debt Modifications.

6.2 Conditions to the Obligations of the Purchasers. The obligations of the Purchasers to consummate the transactions contemplated by this Agreement is subject to the satisfaction as of the Closing of all of the following additional conditions precedent (any of which may be waived in whole or in part by Purchaser A in its sole discretion):

(a) Seller Representations and Warranties. Each of the representations and warranties of the Seller contained in Section 3.1 shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as if made at and as of the Closing Date, except for any representations and warranties specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all respects as of such date.

(b) Company Representations and Warranties. Each of the representations and warranties of the Company contained in Section 3.2 shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as if made at and as of the Closing Date, except for any representations and warranties specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all respects as of such date.

(c) Performance of the Obligations of the Seller and Company. Each of the Seller and the Company shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Seller or the Company, as applicable, at or prior to the Closing.

(d) No Material Adverse Effect; No Debt Instrument Default. (i) As of the Closing Date there shall not exist any Material Adverse Effect, and (ii) there shall not be (for the purpose of this clause (ii), as of the Closing) any Effect that would reasonably be expected to constitute an event of default under the BComm Companies’ debt instruments (including under the Company Series B Debentures or the Company Series C Debentures).

(e) Company Board of Directors. Each of the Company Designated Directors shall have been appointed as a member of the board of directors of the Company effective as of the Closing, and (ii) effective as of the Closing, the Company Designated Directors constitute a majority of the directors on the board of directors of the Company.

(f) Bezeq Board of Directors. (i) The total number of directors on the board of directors of Bezeq as of the Closing Date shall not exceed nine (9), and (ii) at least two (2) of the Bezeq Designated Directors shall have been appointed as member of the board of directors of Bezeq effective as of the Closing.

(g) Nasdaq and TASE Listing. (i) The Company, Bezeq, Nasdaq or the TASE shall not have announced on or after the date of this Agreement a delisting or threatened (in writing by Nasdaq or the TASE) delisting of the Company’s or Bezeq’s Equity Securities from Nasdaq or the TASE, as applicable, (ii) (x) the Company is in compliance with all continued listing requirements of Nasdaq and the TASE, and (y) Bezeq is in compliance with all continued listing requirements of the TASE, and (iii) no suspension of trading specific to the Company’s or Bezeq’s Equity Securities on the Nasdaq or the TASE, as applicable, shall have occurred for more than two (2) trading days.

(h) Capitalization. (i) None of the Bezeq Shares has been transferred, sold, granted, delivered or otherwise disposed of, or is subject to any Encumbrance, (ii) none of the Effects set forth in causes (a), (b), (c), (d) or (e) of the definition of Restricted Matters has occurred, from and after the date of this Agreement, with respect to any of the BComm Companies or their respective Equity Securities, and (iii) the Company Owned Securities shall represent, as of the Closing, direct and indirect holding of at least twenty five and a tenth percent (25.1%) of Bezeq’s issued and outstanding share capital.

(i) Cash; Indebtedness. (i) The Company shall have, as of immediately prior to the Closing (without giving effect to the transactions contemplated by this Agreement, but taking into account all Transaction Expenses of the BComm Companies) at least NIS 680,000,000 of Available Cash, (ii) the consolidated amount of indebtedness (including for borrowed money or as evidenced by bonds, debentures, notes or other debt instruments) of the BComm Companies, determined in accordance with IFRS, shall not exceed two billion, four hundred and sixty six million, forty eight thousand and three hundred and thirty three New Israeli Shekels (NIS 2,466,048,333) (par value), and (iii) from and after the date of this Agreement, no BComm Company has entered into any transaction (including entering into any new Contract or amending or modifying any existing Contract) in connection with debt restructuring, debt refinancing, creditors arrangement or otherwise affecting its debt Contracts or securities, other than the Company Debt Modifications.

(j) BComm Debt Modifications. The Company Debt Modifications have been duly approved in accordance with the terms of all applicable Contracts (including the Company Series B Debentures and Company Series C Debentures) and all applicable Legal Requirements, and are in full force and effect as of the Closing.

(k) Shareholders Approval. The Shareholders Approval shall have been obtained; provided that the condition to Closing specified in this Section 6.2(k) shall be deemed satisfied if the Court Approval has been obtained and such Court Approval has become final and nonappealable (and, for the avoidance of doubt, no appeal is pending).

6.3 Conditions to the Obligations of Seller and Company. The obligation of the Seller and the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction as of the Closing of all of the following additional conditions precedent (any of which may be waived in whole or in part by notice in writing of the Seller and the Company in their sole discretion):

(a) Purchaser Representations and Warranties. Each of the representations and warranties of the Purchasers contained in Section 4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as if made as of the Closing Date, except for any representations and warranties specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date.

(b) Performance of the Obligations of the Purchasers. The Purchasers shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Purchasers at or prior to the Closing.

6.4 Material Adverse Effect. To the extent Purchaser A wishes to claim that the condition to Closing set forth in Section 6.2(d) has not been satisfied as a result of the occurrence of a Material Adverse Effect, it shall provide the Seller and the Company a written notice to that effect, signed by a duly authorized representative of Purchaser A.  For the avoidance of doubt, no failure or delay of Purchaser A to provide a notice pursuant to this Section 6.4 shall in any way affect or otherwise impact the determination of whether a Material Adverse Effect has occurred or whether or not any of the conditions to the Closing has been satisfied.

7. Closing

7.1 The Closing. The consummation of the transactions contemplated under this Agreement shall take place at a closing (the “Closing”) at the offices of GKH law firm, 1 Azrieli Center, Tel-Aviv, Israel, at 12:00 (Israel time) on the thirteenth (13th) Business Day following the date on which the last of the conditions set forth in Section 5.9 is fulfilled or waived, or at such other location, time and date as shall be mutually agreed upon in writing between the Parties (the “Closing Date”).

7.2 Transactions at the Closing. At the Closing, the following transactions shall occur, which transactions shall be deemed to occur simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

(a) Delivery of Securities, Documents and Actions by the Seller. The Seller shall deliver to the Purchasers the following securities and documents, and shall take the following actions:

(i) Without limiting anything contained in Section 2.1, the Seller shall deliver to the Purchasers (allocated among them on a pro rata basis, based on their respective Pro Rata Share) all of the rights, title and interest in, and cause the transfer of, the Purchased Shares, free and clear of any and all Encumbrances, to such bank or brokerage account of each Purchaser maintained in its name at a bank or brokerage firm in Israel, details of which will be provided by each Purchaser at least two (2) Business Days prior to the Closing Date, against the payment of such Purchaser Pro Rata Share of the Seller Purchase Price as forth herein.

(ii) The Seller shall deliver to the Purchasers (with a copy to the Company) executed resignations, effective as of the Closing Date, of each director of the Company or Bezeq set forth on Schedule 7.2(a)(ii)(A), in the forms attached as Schedule 7.2(a)(ii)(B).

(iii) The Seller shall deliver to the Purchasers a certificate executed by a duly authorized officer of the Seller and dated as of the Closing Date, certifying that each of the conditions set forth in Sections 6.2(a), 6.2(c) (with respect to the Seller), 6.2(h) and 6.2(i) have been satisfied.

(iv) The Seller shall pay, or cause to be paid, by wire transfer of immediately available funds, an amount equal to the Seller Contribution Amount, into a bank account maintained in the name of the Company in a bank in Israel, details of which will be provided by the Company at least two (2) Business Days prior to the Closing Date. It is understood and agreed that a portion of the Seller Contribution Amount equal to the Seller Purchase Price shall be paid directly to the Company by the Purchasers, on behalf of the Seller, pursuant to Section 7.3.

(b) Delivery of Securities, Documents and Actions by the Company. The Company shall deliver the following securities and documents, and shall take the following actions:

(i) Without limiting anything contained in Section 2.3, the Company shall deliver to the Purchasers (allocated among them on a pro rata basis, based on their respective Pro Rata Share) all of the Adjustment Subscribed Shares (if any) and the Purchaser Subscribed Shares, free and clear of all Encumbrances, to such bank or brokerage account of each Purchaser maintained in its the name at a bank or brokerage firm in Israel, details of which will be provided by such Purchaser at least two (2) Business Days prior to the Closing Date.

(ii) Without limiting anything contained in Section 2.3, the Company shall deliver to Purchaser A all of the Additional Purchaser Subscribed Shares and Election Subscribed Share (if any), free and clear of all Encumbrances, to a bank or brokerage account maintained in the name of Purchaser A at a bank or brokerage firm in Israel, details of which will be provided by the Purchaser at least two (2) Business Days prior to the Closing Date.

(iii) The Company shall deliver to the Purchasers (with a copy to the Seller) executed resignations, effective as of the Closing Date, of each director of Bezeq set forth on Schedule 7.2(b)(iii)(A), in the forms attached as Schedule 7.2(b)(iii)(B).

(iv) Unless a Purchaser Election has been made, the Company shall deliver to the Seller all of the Seller Subscribed Shares, free and clear of all Encumbrances to a bank or brokerage account maintained in the name of the Seller at a bank or brokerage firm in Israel, details of which will be provided by the Seller at least two (2) Business Days prior to the Closing Date.

(v) The Company shall deliver to the Seller all of the Seller Subscribed Debentures, free and clear of all Encumbrances to a bank or brokerage account maintained in the name of the Seller at a bank or brokerage firm in Israel, details of which will be provided by the Seller at least two (2) Business Days prior to the Closing Date.

(vi) The Company shall repay in full all principal and interest (but without any default interest or any other penalty charges or payments) outstanding on the Company Series B Debentures as of such repayment date.

(vii) The Company shall deliver to the Purchasers a certificate executed by a duly authorized officer of the Company and dated as of the Closing Date, certifying that each of the conditions set forth in Sections 6.2(b), 6.2(c) (with respect to the Company), 6.2(h), 6.2(i) and 6.2(j) have been satisfied.

(viii) The Company shall issue to the Series C Bondholders existing on the record date of the Closing the Series D Debentures.

(c) Delivery of Documents and Actions by the Purchasers. The Purchasers shall deliver, the following documents, and shall take the following actions:

(i) Each Purchaser shall pay, or cause to be paid, by wire transfer of immediately available funds, its Pro Rata Share of the Seller Purchase Price, in accordance with and subject to Section 7.3, into a bank account maintained in the name of the Company in a bank in Israel, details of which will be provided by the Company at least two (2) Business Days prior to the Closing Date.

(ii) Each Purchaser shall pay, or cause to be paid, by wire transfer of immediately available funds, its Pro Rata Share of the Company Purchase Price into a bank account maintained in the name of the Company in a bank in Israel, details of which will be provided by the Company at least two (2) Business Days prior to the Closing Date.

(iii) Purchaser A shall pay, or cause to be paid, by wire transfer of immediately available funds, the Additional Company Purchase Price (if any) and the Election Purchase Price (if any) into a bank account maintained in the name of the Company in a bank in Israel, details of which will be provided by the Company at least two (2) Business Days prior to the Closing Date.

(iv) Each Purchaser shall deliver to the Seller and the Company a certificate executed by such Purchaser and dated as of the Closing, certifying that the conditions set forth in Section 6.3(a) (with respect to itself only) and Section 6.3(b) (with respect to itself only) have been satisfied.

7.3 Payment Directions. The Seller hereby irrevocably directs and instructs each Purchaser, on the Seller’s behalf, to transfer directly to the Company, the full amount of the Seller Purchase Price that the Seller would otherwise be entitled to receive at Closing pursuant to this Agreement (subject to Section 2.2(e)), towards satisfaction of the Seller’s payment obligations to the Company pursuant to Section 2.4 and Section 7.2(a)(iv). All amounts so directly transferred to the Company pursuant to this Section 7.3 shall be deemed, for all purposes, as having been paid to the Seller and immediately thereafter paid to the Company by the Seller.

8. Termination

8.1 Termination Events. This Agreement may be terminated and the transactions contemplated hereby abandoned prior to the Closing:

(a) by written mutual consent of Purchaser A, the Company and the Seller;

(b) by the Seller or the Company, if either Purchaser has breached any covenant or agreement contained in this Agreement, or if any representation or warranty of either Purchaser has become untrue, in each case, such that the conditions set forth in Section 6.1 or Section 6.3, as the case may be, would not be satisfied at a Closing on or prior to the End Date; provided, however, that neither the Seller nor the Company may terminate this Agreement pursuant to this Section 8.1(b) if any such breach or failure to be true has been cured within seven (7) Business Days after written notice by the Seller or the Company to Purchaser A informing Purchaser A of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; provided, further, that neither the Seller nor the Company may terminate this Agreement pursuant to this Section 8.1(b) if either of them is then in breach of this Agreement in any material respect; further, provided, that, for the avoidance of doubt, nothing in this Section 8.1(b) shall in any way limit or otherwise modify the rights of Purchaser A pursuant to Section 8.1(f);

(c) by Purchaser A, if the Seller or the Company has breached any covenant or agreement contained in this Agreement, or if any representation or warranty of the Seller or the Company has become untrue, in each case, such that the conditions set forth in Section 6.1 or Section 6.2, as the case may be, would not be satisfied as of the Closing on or prior to the End Date; provided, however, that Purchaser A may not terminate this Agreement pursuant to this Section 8.1(c) if any such breach or failure to be true has been cured within seven (7) Business Days after written notice by Purchaser A to the Seller and the Company informing the Seller and the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and, provided, further, that Purchaser A may not terminate this Agreement pursuant to this Section 8.1(c) if the Purchasers are then in breach of this Agreement in any material respect;

(d) by any of Purchaser A, the Company or the Seller if the Closing has not occurred on or before the End Date; provided that the End Date may be extended with the written consent of all the Parties by up to three (3) additional thirty (30)-day periods; and, provided, further, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to (A) to Purchaser A if the Purchasers’ breach of any provision of this Agreement causes the failure of the Closing to be consummated by the End Date, or (B) to the Seller or the Company if any breach by the Company or the Seller of any provision of this Agreement causes the failure of the Closing to be consummated by the End Date.

(e) by any of Purchaser A, the Company or the Seller, if the consummation of the transactions contemplated hereby is permanently enjoined or prohibited by the terms of a final, non-appealable Order of a Governmental Body of competent jurisdiction.

(f) By Purchaser A, if any of the Court Approval or the Shareholders Approval has not been obtained prior to or on the date that is sixty (60) calendar days after the date of this Agreement.

8.2 Notice of Termination; Effect of Termination.

(a) A Party desiring to terminate this Agreement pursuant to Section 8.1 shall give written notice of such termination to the other Parties, specifying the provision pursuant to which such termination is effective.

(b) Notwithstanding anything in this Agreement or otherwise to the contrary, if this Agreement is validly terminated prior to Closing in accordance with Section 8.1, except in the event of fraud, the maximum aggregate liability of a Party, its Non-Recourse Parties and their respective successors and assigns for any and all Losses (whether at law, in equity, in contract, in tort or otherwise) in connection with, relating to or arising out of the Transaction Documents (including any breach or nonperformance thereof) or the transactions contemplated hereby and thereby, shall in no event exceed (i) in the case of the Company, the Company Liability Cap, (ii) in the case of the Seller, the Seller Liability Cap, or (iii) in the case of the Purchasers, the Purchaser Liability Cap (provided that no Purchaser shall be responsible in excess of its Purchaser’s Pro Rata Share of the Purchaser Liability Cap).

(c) Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, neither Party would enter into this Agreement.

(d) Each Party’s right of termination under Section 8.1 is in addition to the specific performance rights as set forth in Section 9.13.

(e) If this Agreement is validly terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement will terminate and there shall be no liability on the part of any Party, except that (i) the provisions of Section 8.2 and Section 9 hereof (to the extent applicable) shall survive the termination of this Agreement, and (ii) subject to and without limiting Section 8.2(b), nothing herein shall relieve or release any Party from any liability to the other Party for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or for fraud, in each case, occurring prior to such termination.

(f) For the avoidance of doubt: (i) neither the Seller or the Company nor any of their Affiliates or Representatives is making any representations or warranties with respect to, and does not guarantee that, and nothing herein shall be construed or interpreted as (or deemed) a representation or warranty with respect to, or a guarantee that, the Court Approval will be obtained or that the Agreement will be approved by the Seller’s or the Company’s bondholders or shareholders and any deemed representations, warranties or other promises or commitments to the contrary are hereby expressly disclaimed; and (ii) without derogating from the obligations of the Seller or the Company hereunder, the occurrence of a Material Adverse Effect in and of itself shall not entitle the Purchasers to any remedy other than not to consummate transactions contemplated hereby; provided that nothing in this clause (ii) shall relieve or release any Party from any breach or noncompliance with any of its obligations under this Agreement.

9. Miscellaneous

9.1 Expenses; Taxes. Each Party will bear its own expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereunder, including all court proceedings, fees and expenses of agents, representatives, counsel, and accountants, and applicable value added tax. Except as expressly provided in this Agreement, all transfer, documentary, sales, use, stamp, registration and other such taxes and mandatory payments imposed by any Governmental Body, and all fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated hereunder shall be borne by each respective Party to the extent such Party is liable for such taxes, fees and charges, in accordance with applicable Legal Requirement.

9.2 Further Assurances. Each of the Parties shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the Parties as reflected thereby.

9.3 Survival; Limitation on Liability; Indemnification.

(a) Survival. The representations and warranties contained in this Agreement or in any certificates delivered pursuant to this Agreement shall survive the Closing for a period of four (4) months following the Closing. Each covenant and agreement of the Parties contained in this Agreement shall survive the Closing in accordance with its terms. Notwithstanding the foregoing, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the foregoing, if written notice with respect thereto has been given by Purchaser A to the Seller or the Company, as applicable, prior to such time.

(b) Indemnification. Subject to the limitations set forth in this Section 9.3, from and after the Closing, the Seller shall indemnify the Purchasers and their Affiliates and their respective Representatives, successors and assigns against, and shall defend and hold each of them harmless from, any and all liabilities, losses, damages, fines, penalties, deficiencies, taxes, judgments, interest, awards, and other costs and expenses of whatever kind, including reasonable attorneys’ and accountants’ fees (“Losses”), to the extent arising out of, relating to or resulting from (i) a breach by the Seller of its representations or warranties set forth in this Agreement or in the certificate delivered thereby pursuant to Section  7.2(a)(iii), or (ii) any breach by the Seller of any covenant or agreement contained in this Agreement required to be performed before, at or after the Closing.

(c) Limitation on Liability. Except in the case of fraud, (i) the Seller’s maximum aggregate liability for any and all Losses in connection with, relating to or arising out of this Agreement or the transactions contemplated hereby shall in no event exceed the Seller Liability Cap, (ii) the Company’s maximum aggregate liability for any Losses in connection with, relating to or arising out of this Agreement or the transactions contemplated hereby shall in no event exceed the Company Liability Cap, and (iii) each Purchaser’s maximum aggregate liability for any Losses in connection with, relating to or arising out of this Agreement or the transactions contemplated hereby shall in no event exceed such Purchaser’s Pro Rata Share of the Purchaser Liability Cap.

(d) No Consequential Damages. In no event, whether before of following Closing, shall any of the Parties be responsible for any indirect or punitive damages of the other Parties, including consequential or special damages of any nature whatsoever, the loss of any profits, revenues, opportunities or goodwill, even if the other Party has been advised of the possibility of such damages, except to the extent such damages arise out of fraud. It is clarified, without limiting from anything contained herein or any other rights under applicable Legal Requirements, that payment by a Party to any third party (other than, with respect to the Purchasers only, the Sponsors or any investor therein) pursuant to a judgement of a competent court, shall be considered indirect damages.

(e) It is clarified that any Restricted Matters taken by Bezeq or any subsidiary thereof (without any breach of any of Seller’s or the Company’s obligations hereunder), shall not, in and of itself, constitute a breach of the Seller’s or the Company’s representations and warranties hereunder, without limiting, modifying or otherwise affecting Purchaser’s rights under Section 6.2 (including Section 6.2(c)).

9.4 Investigations. The representations, warranties, covenants and agreements of the Parties (and the conditions relating thereto) shall not be affected or deemed waived by reason of any investigation made (or not made) by or on behalf of any Party or its Affiliates (or their respective Representatives), or by reason of the fact that a Party or any of its Representatives knew or should have known of any facts or matters, including that any such representation and warranty is or might be inaccurate or untrue, whether prior to the date hereof or the Closing, and including if notwithstanding such knowledge a Party entered into this Agreement or proceeds to Closing. Each of the Parties hereby acknowledges that, regardless of any investigation made (or not made) by or on behalf of any of the other Parties or any of its Affiliates (or their respective Representatives), and regardless of the results of any such investigation, such other Parties have entered into this Agreement (and will effect the Closing) in express reliance upon the representations, warranties covenants and agreements of each Party made herein and the conditions and indemnification obligations relating thereto.

9.5 Assignments, Successors. No Party may assign any of its rights under this Agreement without the prior consent of the other Parties; provided, however, that each Purchaser may assign its rights and obligations hereunder (in whole or in part) to any Affiliate of such Purchaser without the consent of the Seller or the Company, except that such transfer or assignment will not relieve the assigning Purchaser of any of its obligations hereunder, except to the extent such assignment would have a material and adverse effect on the ability of such Purchaser to obtain the Control Permit in a timely manner. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties.

9.6 No Third-Party Beneficiaries. This Agreement, specifically excluding express provisions contained in the Commitment Letters, shall not, and is not intended to, confer any rights or remedies upon any Person other than the Parties hereto and their respective successors and permitted assigns.

9.7 Notices. All notices, consents, waivers and deliveries under this Agreement must be in writing and will be deemed to have been duly given when (i) delivered by hand (against receipt), (ii) sent by fax or email (with confirmation of receipt) (iii) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), or (iv) five (5) days after being sent registered or certified mail, return receipt requested, in each case to the appropriate addresses and fax numbers set forth below (or to such other addresses and fax numbers as a Party may hereafter designate by similar notice in accordance with this Section 9.7):

If to the Seller, to:	Internet Gold – Golden Lines Ltd. 2 Dov Friedman St., Ramat Gan, Israel Attention: Doron Turgeman, CEO Email: Doron@igld.com
with a copy (which shall not constitute notice) to:	GKH Law Firm One Azrieli Center Tel Aviv 6701101 Israel Attention: Dr. Eyal Diskin, Adv. And Yoav Friedman, Adv. Fax No.: +972-3-6914177 Email: yoavf@gkh-law.com; eyald@gkh-law.com;
If to the Company, to:	B Communication Ltd. 2 Dov Friedman St., Ramat Gan, Israel Attention: Ami Barlev, CEO E-mail: Amib@eurocum.co.il
with a copy (which shall not constitute notice) to:	Gissin & Co Adv. 38B Habarzel St. Tel Aviv Guy Gissin and Yael Hershkovitz Guy@gissinlaw.co.il Yael@gissinlaw.co.il
If to Purchaser A, to:	c/o Searchlight Capital Partners 745 Fifth Avenue, 27th Floor New York, NY 10151 Attention: Darren Glatt; Nadir Nurmohamed Email: dglatt@searchlightcap.com; nnurmohamed@searchlightcap.com

with a copy (which shall not constitute notice) to:	Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 Attention: David A. Kurzweil; Eyal N. Orgad Email: david.kurzweil@lw.com; eyal.orgad@lw.com with a copy (which shall not constitute notice) to:

Meitar Liquornik Geva Leshem Tal

16 Abba Hillel Silver Rd., Ramat Gan 52506, Israel

Attention: Cliff Felig, Advocate

Telephone No.: +972-3-6103100

Facsimile No.: +972-3-6103111

E-mail: cfelig@meitar.com

with a copy (which shall not constitute notice) to:	Shibolet & Co. 4 Berkowitz St., Tel Aviv 6423806, Israel Attention: Adi Zaltzman Telephone No.: +972-3-7778384 E-mail: A.Zaltzman@shibolet.com
If to Purchaser B, to:	[ An entity wholly-owned by the Fuhrer Family] [address] Attention: [-] Fax No.: [-] Email: [-]
with a copy (which shall not constitute notice) to:	Herzog Fox & Neeman Asia House, 4 Weizmann St., Tel Aviv 6423904, Israel Attention: Niv Sivan Telephone No.: +972-3-6927442 E-mail: sivann@hfn.co.il

Adv. Cliff Felig, of Meitar Liquornik Geva Leshem Tal (16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel) is hereby appointed and authorized, such appointment shall not be terminated until such other Person in the State of Israel is appointed by Purchaser A, by Purchaser A to receive any and all judicial documents from the Seller or the Company pursuant to regulation 478 of the Israeli Civil Procedure Regulations 5744-1984, and any such judicial documents served to Adv. Cliff Felig, of Meitar Liquornik Geva Leshem Tal shall be considered duly served to Purchaser A for all purposes.

9.8 Governing Law. This agreement shall be governed by, and construed in accordance with, the laws of the State of Israel without giving effect to its conflict of laws principles.

9.9 Jurisdiction. Any Proceeding brought with respect to this Agreement must be brought in any court of competent jurisdiction in Tel Aviv-Jaffa, Israel and, by execution and delivery of this Agreement, each Party (i) accepts, generally and unconditionally, the exclusive jurisdiction of such courts and any related appellate court, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or Proceeding brought in such a court or that such court is an inconvenient forum.

9.10 Amendments and Waivers. Any term of this Agreement may be amended only with the written consent of all Parties. The observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the waiving Party(ies).

9.11 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any of the Parties upon any breach or default by the other Party or Parties under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein in any similar breach or default thereafter occurring.

9.12 Entire Agreement. This Agreement (together with the other Transaction Documents) supersedes all prior agreements among the Parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter, except for the Non-Disclosure Agreement, dated as of October 21, 2018, by and between the Seller and Searchlight Capital Partners L.P. The exhibits and schedules identified in and attached to this Agreement are incorporated herein by reference and shall be deemed as a part hereof as if set forth herein in full.

9.13 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable under applicable law, then such provision shall be excluded from this Agreement and the validity, legality and enforceability of the remainder of this Agreement and the remaining provisions shall not in any way be affected or impaired thereby (unless the exclusion of such provision materially undermines the purpose and intent of the Parties, in which case this Agreement shall be null and void); provided, however, that in such event, this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable Legal Requirements, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

9.14 Enforcement. Each Party agrees that the other Parties shall have the right to enforce its rights and the obligations hereunder by an action or actions for specific performance, injunctive or other equitable relief.

9.15 Headings; Construction.

(a) The captions, titles and headings used in this Agreement are for convenience of reference only, shall not be deemed part of this Agreement and shall not affect its construction or interpretation. Except where otherwise expressly provided: (i) all references to “Sections”, “Exhibits” or “Schedules” refer to the corresponding Sections, Exhibits or Schedules of or to this Agreement; (ii) all words used in this Agreement will be construed to be of such gender or number as the circumstances require; (iii) the words “include”, “includes” and “including” do not limit the preceding words or terms and shall be deemed followed by the phrase “without limitation” whether or not so specified; (iv) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (v) terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (vi) references to “NIS” and “New Israeli Shekels” are to the currency of the State of Israel; (vii) the term “or” is not exclusive and has the meaning represented by the phrase “and/or” whether or not specified; (viii) the phrase “to the extent” means the degree to which a subject or other theory extends and such phrase shall not mean “if”; (ix) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified; (x) any reference in this agreement to “a day” or “days” shall mean calendar days, unless otherwise expressly specified; and (xi) all references herein to the subsidiaries of a Person shall be deemed to include all direct and indirect subsidiaries of such Person unless otherwise indicated or the context otherwise requires. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(b) The Parties have participated jointly in the drafting of this Agreement and the other Transaction Documents, and each party was represented by counsel in the negotiation and execution of the Transaction Documents. The language used in this Agreement shall be deemed to be the language the Parties have chosen to express their mutual intent. In the event an ambiguity or question of intent or interpretation arises, the Transaction Documents shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of the Transaction Documents, and no rule of strict construction will be applied against any Party.

9.16 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

9.17 Several and not Joint Liability. For the removal of doubt, each Purchaser hereby acknowledges and agrees that any and all of the representations, warranties and covenants of the Seller or the Company are made severally and not jointly, and, without limiting any express representations made by a Party in this Agreement, in no event shall any of the Company or the Seller be responsible or liable in any way for any breach of the representations, warranties and covenants of the other Party.

9.18 Non-Parties. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are expressly named as parties hereto and then only with respect to, and to the extent of, the specific obligations set forth herein with respect to such party. Without limiting the generality of the foregoing, and notwithstanding anything that may be expressed or implied in this Agreement or any other Transaction Document or the Commitment Letters, and notwithstanding the fact that a Purchaser may be limited liability company, by entering into this Agreement, each of Parties acknowledges and agrees that: (a) no Person other than a Purchaser, the Company and the Seller shall have any obligations or liabilities under or in connection with this Agreement, and (b) no liability shall attach to, and no recourse shall be had by a Purchaser, the Company or the Seller, or any of their respective Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against, any Non-Recourse Party (as defined below) in any way under or in connection with this Agreement, the other Transaction Documents, the Commitment Letters or any other agreement or instrument delivered in connection with this Agreement or the Commitment Letters, or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), including in the event a Purchaser breaches its obligations under this Agreement (whether willfully, intentionally, unintentionally or otherwise); except that: (i) the Seller or the Company may assert claims solely against the Purchasers, to cause the Purchasers to seek specific performance of each Sponsor’s obligations under the Commitment Letters (in accordance with its terms and subject to its conditions), (ii) the Seller or the Company may assert claims solely against the Sponsors, under and subject to the terms and conditions of the Commitment Letters, and (iii) each of the Seller, the Company and the Purchasers may assert claims solely against the other Party, solely under, in accordance with and subject to the terms and conditions of this Agreement and the other Transaction Documents. As used herein, “Non-Recourse Parties” means, collectively, (1) each Party’s direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, creditors (including their trustees, representatives, advisors and attorneys), assignees or successors, (2) any and all direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, assignees or successors of any of the foregoing, (3) to the extent not already included in clauses (1) or (2) of this definition of Non-Recourse Parties, Searchlight Capital Partners, L.P., a Delaware limited partnership and any of its affiliates or any direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, assignees or successors of any of the foregoing, (4) to the extent not already included in clauses (1), (2) or (3) of this definition of Non-Recourse Parties, Local Sponsor and any of its affiliates or any direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, assignees or successors of any of the foregoing, (5) any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, and (6) any financial institution or other Person (other than the Sponsors pursuant to the foregoing clause (i)) which provided, provides or is committed to or will provide financing in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Internet Gold – Golden Lines Ltd.

By
Name:
Title:

B Communications Ltd.

By
Name:
Title:

[Signature Page to Share Purchase Agreement]

Searchlight II BZQ, L.P.

By: Searchlight II BZQ GP, Ltd., its general partner

By:
Name: Darren Glatt
Title: Authorized Person

T.N.R. Investments Ltd.

By
Name:
Title:

Exhibit A-1 –Commitment Letter

Exhibit A-2 –Commitment Letter

Exhibit A-3 – Limited Guarantee

Exhibit A-4 – Limited Guarantee

Exhibit B – Company Debt Modifications

Exhibit C

July 15, 2019

B Communications Ltd

(“The Company”)

Attn. Israel Securities Authority 22 Kanfei Nesharim Street Jerusalem	Attn. The Tel-Aviv Stock Exchange Ltd 2 Achuzat Bayit Street Tel Aviv

Dear Sir or Madam,

Re: Disclosure Report Under the Companies Regulations (Petition for Compromise or Settlement), 2002 and Regulation 37K of the Securities Regulations (Periodic and Immediate Reports), 1970

On July 4, 2019 the Company’s Board of Directors approved filing a petition with the court to order the convening of general meetings to approve a settlement in accordance with the provisions of section 350 of the Companies Law, 1999 (“Petition to Convene Meetings”).

In accordance with the provisions of the Companies Law, 1999 (“Companies Law”), the Securities Regulations (“Periodic and Immediate Reports”), 1970 (“Reports Regulations”) and the Companies Regulations (Petition for Compromise or Settlement), 2002 (“Compromise Regulations”), additional details are hereby provided in respect of the compromise plan (in its meaning in the Petition to Convene Meetings (“the Settlement” or “the Proposed Settlement”). It is stipulated that any contradiction and/or discrepancy between what is stated in the Petition to Convene Meetings, the Compromise Plan (in its meaning below) or the Settlement documents (in their meaning in the Compromise Plan), the detailed Settlement documents shall take precedence. Similarly, it is stipulated that in accordance with the trust deeds of the debentures (series C, D and E), from the completion date (in the meaning of the term in the Compromise Plan), as part of the relations between the Company and the debenture holders (series C, D and E), in the event of a contradiction and/or discrepancy between the various Settlement documents, the provisions of the trust deeds (series C, D and E) shall take precedence.

Unless if stated explicitly otherwise, the financial data stated in this report are as of December 31, 2018 and refer to the Company’s separate financial information [“Solo”]. All reports of the Company mentioned in this report and the Petition to Convene Meetings are included here by way of reference.

Even though all the material facts concerning the Company and the Settlement proposal are detailed in the Company’s periodic reports that are attached below by way of reference and the Petition to Convene Meetings, a number of key issues will be described below.

Terms that are not defined in this report shall have the meaning given them in the Petition to Convene Meetings. All reports of the Company mentioned in this document are included here by way of reference.

1.	Periodic Reports of the Company (Regulation 37K(A)(1) to the Reports Regulations)

Attached to this Disclosure Report by way of reference and being an integral part of it, the 2018 Annual Report, prepared in accordance with the securities laws of the USA on Form “20F” as published by the Company on May 5, 2019 (ref. no. 2019-02-046435) (also “Report 20F”).1

Also attached by way of reference are the Company’s Immediate Reports in which were published un-reviewed or unaudited quarterly financial data, dated March 28, 2019 (ref. no. 2019-02-028900, the 2018 Annual report dated May 30, 2019 (ref. no. 2019-01-054193) - Report for Quarter 1, 2019.2

2.	Company’s operations (Regulation 7(A)(1) of the Settlement Regulations)

a.	The Company’s operations are focused on holding shares that represent the control block of the Company’s subsidiary, Bezeq The Israel Telecommunication Corp Limited, which is also a company traded on the Tel-Aviv Stock Exchange (“Bezeq” and “TASE” respectively). As of this date, the Company holds 26.34% of Bezeq’s issued and paid up share capital.

b.	The holding in Bezeq shares represents the Company’s principal asset.

c.	For the fullness of disclosure, there are hereby brought the annual and quarterly financial statements of Bezeq representing the sole basic asset of the Company, for 2018 and Q1 2019. The Bezeq financial statements are hereby brought by way of reference, and it is hereby clarified that their attachment does not bind Bezeq.[3]

[1]	https://maya.tase.co.il/reports/details/1229213
[2]	https://maya.tase.co.il/reports/details/1232862; https://maya.tase.co.il/reports/details/1229213.
[3]	https://maya.tase.co.il/reports/details/1232391; https://maya.tase.co.il/reports/details/1220581

3.	Description of the Settlement Plan (Regulations 37K(A)(2), 37K(A)(13) to the Reports Regulations and Regulations 7(A)(2), 38(2) to the Compromise Regulations)

The Compromise Plan is attached as appendix 1 to this report.

4.	Summary of the reasons of the Board of Directors to approve the Proposed Settlement, choice of alternatives and preference over current situation (Regulation 37K(A)(2) and 37(A)(6) of the Reports Regulations and Regulations 7(A)(2) and 38(3) of the Compromise Regulations)

d.	As the Board already announced on May 14, 2019, the Board considers itself obliged to act in defense of the interests of all stake holders in the Company.

e.	The Company’s management has set itself as its primary target to create a fast, quality solution for the structure of the Company’s debt for the benefit of the holders, while protecting their existing rights, in parallel to creating suitable value for the Company’s shareholders.

f.	The Searchlight deal, if completed, will facilitate the overall entry of NIS 640 million into the Company’s treasury, which are expected to stabilize and significantly improve the Company’s financial position.

g.	As a result it will be possible to fully repay the balance of debt to debenture holders Series B, to make early repayment of the principal of debentures Series C of NIS 614 million to holders of debentures Series C and make payments of accumulated interest not yet paid (at the rate of 3.85%) to debenture holders (Series C), while stabilizing the Company’s operations for the future. The transaction also reflects an equity element, including the issue of equity for the benefit of the Company’s shareholders (Internet Gold will transfer NIS 345 million, of which NIS 35 million in an equity issue and the balance against debentures).

h.	In business terms the proposal is suitably balanced between the interests of the relevant parties and includes a commitment of a significant cash inflow both from the investors and the controlling shareholder while providing the possibility (even if limited in scope) for the public to participate;

i.	The transaction allows the Company to meet all its undertakings by agreement with its interested parties;

j.	From a legal and practical point of view, the proposal solves legal disputes that might darken and delay alternative solutions;

k.	The updated proposal is the result of long and complex negotiations, and as of today’s date there is no preferable alternative proposal. The decisive process that has taken place prevented prolonging the Settlement over time, similar to the risks that characterized other settlements in the past in the country.

l.	This current transaction has a significant advantage since it is one that is not leveraged or a transaction based on new, leveraged debt.

m.	This transaction represents an opportunity to bring in quality controlling shareholders, both to the Company and to Bezeq, with experience and solidity - and radiating capability.

n.	The Searchlight Fund has experience in the telecoms field and intends to provide strategic and not just financial value. The Fund has been in the process for a long time and has proven its level of commitment and significant seriousness. The Fund has significant commercial and managerial added value for the country and the telecommunications market in Israel. The Searchlight Fund has successful, proven experience in worldwide investments in the communications field in progressing processes in the areas of upgrading infrastructures and technologies, through the direct involvement of Searchlight, something that today is positive for the State of Israel. Brining the controlling shareholder as stated is likely, in the right circumstances, to lead to the creation of value for the Company’s existing shareholders.

o.	The possibility of adding to control of the Company strategic investors such as Searchlight and the Forer Family raises the hope of a marked improvement in the stability of the Company and the Group, and to direct its operations in the future as required in order to allow the base asset, the Bezeq share, to recover.

p.	In the opinion of the Company’s Board, there is significant value in combining with quality parties such as the Searchlight Fund and the Forer family as controlling shareholders of the Bezeq Group - people who combine proven experience, financial strength and a rich business background.

q.	Having said which, in the opinion of the Board there exist some not insignificant exposures included on the down side of the proposed Settlement, including: Lack of regulatory certainty due to the amount of time required for completion of the contingent conditions in the Agreement, the risk of non-completion of registration of the lien on Bezeq shares in favor of the debenture holders, challenging contingent conditions (such as minimal cash balance required in the Company when the Settlement becomes effective), absence of bank guarantee or deposit from the purchasers to secure their undertakings etc.; however, the commercial and financial solidity and seriousness in conducting the process displayed by Searchlight to date are in the Board’s opinion a factor to reduce these risks.

r.	This transaction is exempt from the Market Concentration Law.

s.	As of this date there are no other proposals to settle the Company’s debts.

t.	It is clarified that carrying out the Settlement and its success are conditional on many variables, including but not limited to - receipt of approvals from the applicable regulators for each stage of the Settlement, for which there is no certainty they will be received, such as approval of the TASE, approvals of the Company’s organs and debenture holders etc., exemption from a prospectus for the securities issued in the Settlement, the Ministry of Communications (or other government ministries that will be required by the Settlement), the Competition Authority and others, and coordination with NASDAQ. It is hereby stipulated that the Company is considering together with the Israel Securities Authority the possibility of carrying out a public offering, inter alia, paying attention to the status of the financial statements of the Company and the subsidiary - and the parties involved in the discussions and the assessment proceedings and the pre-ruling. It is stipulated that there is no complete certainty of receiving all the required approvals needed for the transaction, and these are likely to be dependent on many variables, ongoing risk factors in respect of operation of the Company and the Bezeq Group, as described in the Group’s reports, outside variables and more.

5.	Details concerning the receiver or liquidator appointed for the Company or its assets (Regulation 37K(2) of the Reports Regulations and Regulation 7(A)(3) of the Compromise Regulations)

As of the date of this report a receiver or liquidator has not been appointed for the Company or its assets.

6.	Impact of the proposed Settlement on the Company’s officers (Regulation 37K(A)(2) of the Reports Regulations and Regulation 7(A)(4) of the Compromise Regulations)

As part of the Settlement, members of the Company’s Board of Directors, excluding the external directors, are expected to end their tenure, at the discretion of the new controlling shareholder.

The current CEO of the Company, Ami Barlev, serves as CEO without a salary and without an agreement, and accordingly the Settlement will not affect his terms, which will be defined by the Company’s Board from time to time, as long as the Company’s CEO remains in his position.

The Company’s CFO is employed on a personal employment contract, at usual terms. The employment agreement of the CFO does not include terms related to the change of control of the Company or the Settlement.

As part of the Settlement, exemption will be granted to the officers in respect of every act or omission concerning the investment agreement (and the transactions included therein).

7.	Company’s shareholders and controlling shareholder (Regulation 37K(A)(2) of the Reports Regulations and Regulation 7(A)(5) of the Compromise Regulations)

As of the report date, the Company’s controlling shareholder is Internet Gold - Golden Lines Ltd (in its definition above and below “Internet Gold”), which holds 51.95% of its shares, and is also a public company whose shares are traded in Israel and the USA; the controlling shareholder of Internet Gold, which holds 54.67% of its shares is Eurocom Communications Ltd (“Eurocom”)4.

[4]	As of the date of filing this application, Eurocom Communications Ltd is in court mandated liquidation proceedings (Company Liquidation 42633-12-17 Bank Hapoalim et al. v. Eurocom Communications Ltd) and special managers have been appointed to it who hold a “holdings permit” in accordance with the provisions of the Bezeq Order - Adv. Pini Rubin, Adv. Amnon Lorch and Adv. Uri Gaon.

The Company has “other interested parties” apart from Internet Gold.

8.	Impact of the proposed Settlement on the Company’s controlling shareholder (Regulation 37K(A)(2) of the Reports Regulations and Regulation 7(A)(5) of the Compromise Regulations)

a.	The purchaser will acquire from Internet Gold all the shares of the Company, being 51.95% of the Company’s issued and paid up share capital prior to the transaction, in consideration of NIS 225 million.

b.	Internet Gold will acquire the Company’s shares through a capital issue in the amount of NIS 35,000,000, subject to the purchaser’s right (and not obligation) to purchase the shares in place of Internet Gold if Internet Gold will not comply with its undertakings to acquire the said shares. The offering will be made at the price of NIS 4.175 per share.

c.	At the closing date of the proposed Settlement and after early repayment has been made and exchange of part of the Debentures Series C for Series D as stated in section 31 below, Internet Gold will be issued Debentures Series C for par value NIS 310,000,000 for transfer of the amount of NIS 310,000,000 to the Company.

d.	As part of the Settlement, exemption will be granted to the Company’s officers and controlling shareholder in respect of every act or omission concerning the investment agreement (and the transactions included therein).

9.	Company’s holdings (Regulation 37K(A)(2) of the Reports Regulations and Regulation 7(A)(5) of the Compromise Regulations)

At the date of this report the Company holds, directly or indirectly in companies that are material to its operations as follows:

Company Name	Business of the Company	% Holding	Type of securities held
B Communications SP 1 Ltd	Holdings	100%	shares
B Communications SP 2 Ltd	Holdings	100%	Shares
Bezeq The Israel Telecommunication Corp Limited (“Bezeq”)	Communications	26.34%	shares

10.	Impact of the proposed Settlement on the Company’s shareholders (Regulation 37K(A)(2) of the Reports Regulations and Regulation 7(A)(6) of the Compromise Regulations)

The Settlement Plan will be brought for approval of the Company’s shareholders’ General Meeting.

Similarly the Company’s shareholders will be granted the right to participate in the capital offering of up to NIS 35 million at the price of NIS 4.175 per share.

Shares of the Company that will be issued as part of the Settlement and the agreement with the purchasers and Internet Gold will carry identical terms to shares existing in the Company’s issued and paid up capital. A description of the rights attached to the Company’s shares appears in detail in the Company’s F-20 reports and in the Company’s Articles of Association, which are brought here by way of reference.5

Approval of the Settlement will include an exemption clause as stipulated in section 16 below.

11.	Company’s creditors (Regulation 37K(A)(2) of the Reports Regulations and Regulation 7(A)(7) of the Compromise Regulations)

11.1	Material creditors:[6]

Below are details of the Company’s debts (“Solo”, of the Company alone) to its material as of December 31, 2018: creditors

Creditor	Debt principal (in NIS ‘000s)	Accrued interest (in NIS ‘000s)	Linkage differences according to the index (in NIS ‘000s)	Collateral
Debenture Holders (Series B)	225,783	3,699	-	None
Debenture Holders (Series C)	2,240,265	7,325	-	Negative lien on 25% of Bezeq shares

https://maya.tase.co.il/reports/details/550321

[6]	A material creditor is a secured creditor, debentures trustee and creditor to whom the Company owes an amount of 10% of the Company’s debts that are unsecured debts.

11.2	Non-material creditors

As of December 31, 2018 the Company had liabilities to non-material creditors of NIS 2 million.

11.3	Creditors holding Company’s shares (Regulation 37K(A)(2) of the Reports Regulations and Regulation 38(6) of the Compromise Regulations):

In the Company’s understanding, part of the Company’s debenture holders also hold shares in the Company. The Company does not have exact data on the subject since there are no shareholders in the Company who have a reporting obligation (holds over 5% of the Company’s shares).

11.4	Creditors related to the Company or to the Company’s controlling shareholder (Regulation 37K(A)(2) and Regulation 37K(A)(2)(f) of the Reports Regulations and Regulation 38(8) of the Compromise Regulations)

The Company is not aware of such creditors.

12.	Collateral (Regulation 37K(A)(2) of the Reports Regulations and Regulation 7(A)(8) of the Compromise Regulations)

At the closing date of the Settlement and subject to receiving the approvals required in law, liens will be provided to debenture holders (Series C) and (Series D) on all Bezeq shares held, directly or indirectly, by the Company at the date of approval of the Settlement, as well as on the rights in the bank accounts in which the shares are held, as detailed in section 13 of the Settlement Plan.

The purchasers’ undertakings under the investment agreement (in its meaning in the petition to convene general meetings) are secured by a deed of financial liability in respect of the share of each of the purchasers in the transfer of funds that the purchasers must carry out at closing of the transaction, and by guarantees in respect of the financial undertakings of each of the purchasers in the event of cancellation of the Agreement.

13.	Disclosure concerning provider that is a company (Regulation 37K(A)(2)(a)(1) of the Reports Regulations and Regulation 7(A)(8) of the Compromise Regulations)

Collateral to secure securities issued as part of the Settlement will only be provided by the Company as stipulated in section 12 above.

14.	Estimated cost of expenses involved in performance of proposed plan (Regulation 37K(A)(2) of the Reports Regulations and Regulation 7(A)(9) of the Compromise Regulations)

The Company is responsible for the expenses of the trustees and consultants. Similarly, the Company will be assisted by legal counsel.

The Company estimates that the cost of all the expenses incurred in closing the Settlement proposal will come by the date the Settlement becomes effective to NIS 10 million. This amount might change according to the prolongation of the approval processes for the Settlement proposal and the implementation proposals.

It should be emphasized that this is an estimate only that is forward-looking information, in the meaning of this term in the Securities Law, which is outside of the Company’s control.

15.	Human capital (Regulation 37K(A)(2) of the Reports Regulations and Regulation 38(1) of the Compromise Regulations)

The name of employees in the Company (Company alone, “Solo”) as of December 31, 2018 was 4, similar to the 4 employees as of July 8, 2019 (close to the publication date of this report). It is clarified that 2 out of the 4 said employees are in the process of termination of employment.

16.	Impact of the proposed plan on the rights of debenture holders; waiver of claims or rights (Regulation 37K(A)(2) and (10) of the Reports Regulations and Regulation 38(2) of the Compromise Regulations)

The proposed plan includes all the principles as detailed in the Settlement Plan, and in particular in accordance with sections 9-16 of the Settlement Plan.

Concerning the proposed exemption as part of the Settlement, see section 29 of the Settlement Plan.

17.	Sources of funding for the proposed Settlement (Regulation 37K(A)(2) and 37K(A)(2)(c) of the Reports Regulations and Regulation 38(3) of the Compromise Regulations)

See sections 6-8 of the Settlement Plan.

18.	Expected organizational changes in the Company (Regulation 37K(A)(2) of the Reports Regulations and Regulation 38(3) of the Compromise Regulations)

The proposed plan does not include any expected material organizational changes except changes in the composition of the Company’s Board of Directors and of Bezeq as detailed in section22 of the Settlement Plan.

19.	Creditors holding Company’s shares (Regulation 37K(A)(2) of the Reports Regulations and Regulation 38(5) of the Compromise Regulations):

During the six months preceding filing of the petition no material assets of the Company were transferred.

20.	Senior officers in the Company (Regulation 37K(A)(2)(b) of the Reports Regulations and Regulation 7(A)(10) and 38(7) of the Compromise Regulations):

For details of the complement of the Company’s officers, see the Immediate Report dated May 15, 2019 (ref. No. 3019-02-046435)7, of which the information is brought in this report by way of reference.

For details of the terms of tenure of the Company’s senior officers, see the Immediate Report dated May 15, 2019 (ref. No. 3019-02-046435)8, of which the information is brought in this report by way of reference.

Holdings of the Company’s senior officers in the Company’s securities as of the date of this report - Mr. Benny Gabbay (director) - 1,073 shares.

21.	Material legal proceedings to which the Company is party (Regulation 37K(A)(2) of the Reports Regulations and Regulation 38(9) of the Compromise Regulations):

See item no. 8 in the 20F Report, attached by way of reference.

22.	List of Material Agreements

See item no. 4-7 in the 20F Report, attached by way of reference.

7 See item no. 6 in the 20F Report attached to the Immediate Report, on p. 117 et seq.

8 See item no. 6 in the 20F Report attached to the Immediate Report, on p. 117 et seq.

23.	Settlements made with other material creditors of the Company in the half year preceding the publication date of this report or settlement plants with other material creditors (Regulation 37K(A)(3) of the Reports Regulations)

n/a

24.	Limitations on the Company (Regulation 37K(A)(4) to the Reports Regulations)

As part of the Settlement the Company undertakes not to distribute a dividend to its shareholders and/or to make a buy-back of its own shares and/or any other distribution in its meaning in the Companies Law, unless all the conditions stipulated below are fulfilled:

a.	At the date of the decision to make a distribution there does not exist a reason for immediate repayment and that such a reason does not exist as a result of making the distribution.

b.	The LTV shall not exceed 65% immediately following making the distribution.

c.	In respect of a distribution that will be made from November 30, 2023 - in the event that Debentures (Series D) are repaid in full).

d.	The Company will hold immediately following having made a distribution, the balance of cash equal to the amount of the next interest payment Debentures (Series C and D) and for Debentures (Series E), if such take place (including the amount of the interests cushion as stated in the trust deeds of the Debentures (Series D and E).

25.	Postponement of repayment of undertaking to Company’s controlling shareholder in difficulties (Regulation 37K(A)(5) to the Reports Regulations)

n/a

26.	Consolidated cash flow reports of the Company and of the Bezeq Group in the last three years (Regulation 37K(A)(6) to the Reports Regulations)

Consolidated cash flow reports of the Company and of the Bezeq Group in the years 2016, 2017 and 2018 are attached as Appendix 2 to this report.

For details of the Company’s Board of Directors’ explanations of the results of operations, see the Directors’ Report attached to the Chapter, Results of Operations, 20F Report pp. 93-106, which includes the Board’s explanations of the Group’s results.

27.	Explanation of circumstances that led to convening meetings (Regulation 37K(A)(6) to the Reports Regulations)

See what is stated in Chap. 2 of the petition to convene creditors’ meetings, attached here by way of reference.

28.	Impact of proposed Settlement on financial statements data including profit and shareholders’ equity of the Company (Regulation 37K(A)(7) to the Reports Regulations)

Below are brought details of the expected accounting the proposed Settlement becoming effective on the Company’s financial statements, based on the data of the financial statements as of March 31, 2019 (the Company’s las financial statements).

It is clarified that information in this chapter below is based on estimations and initial checks the Company’s Management has carried out together with its auditors. The data stated above is likely to change or to be expressed in a different manner than that described above in the Company’s financial statements, subject to an examination of other accounting estimates, an examination of the implications of accounting standards, outside influences in respect of the financial statements of the Subsidiary, variables of the transaction, if they should occur, completion of the accounting examinations, parallel accounting implications or events that are likely to impact on existing accounting treatment, and more. In the light of the foregoing, the information stated above is also forward looking information in its meaning in the Securities Law, 1968, and represents an estimate only based upon information, estimates, forecasts and data held by the Company’s Management at the date of the report, and on Management’s current estimates.

1.	Investments in the Company’s equity (issue of shares and rights)

An issue of share capital in return for a cash investment by Searchlight in the Company - Search light will invest NIS 260 million at a price of NIS 4.175 per share of the Company.

A capital issue to the Company’s present shareholders for an investment of up to NIS 35 million of shareholders from the public and another NIS 35 million to the present controlling shareholder of Internet Gold.

These capital flows will cause an increase in the Company’s cash balances against an increase in shareholders’ equity in an overall amount of NIS 330 million.

Material transaction expenses are not expected beyond fees to the TASE and the Securities Authority as well as legal fees to the lawyers who will accompany the prospectus, including the costs of various consultants and representatives.

An increase in the capital is likely to impact on the profit per the Company’s share, which will reduce on account of a distribution of profit to a larger number of shareholders.

2.	Final repayment of Debentures Series B:

The Company will make final repayment of the principal and interest of Debentures Series B. As a result, the cash balances of the Company will reduce against a reduction in the balances of debentures and interest to pay on the Company’s books at the Closing Date. Estimated amount of NIS 240 million.

As part of the final repayment, all the balances of principal and interest will be paid that will have accrued on the Company’s books until that date for Series B, and no impact is expected on profitability.

3.	Making partial early repayment of Debentures Series C and payment of accrued interest:

The Company will make early repayment of the principal of Debentures Series C of par value NIS 614 million for principal payments meant to be made in 2020-2022 and for partial repayment (65%) of principal in 2023, with the balance of payment of principal for 2023 exchanged for Debentures Series D that will be issued to existing debenture holders before the Closing Date. Similarly, the Company will pay the accrued interest for the whole series as of the date the Settlement becomes effective at the interest rate of 3.85% per annum (estimated amount NIS 72 million). The early repayment will be made without the addition of any interest and/or late payment interest and/or penalties and/or other payments. With the agreement of the shareholders.

It will be for the Company to choose afterwards whether a change in the terms of Series C is material both in quantitative and qualitative terms. Making the early repayment is permitted under the terms of the existing deed though with the addition of an early repayment penalty, whereas under the proposed Settlement the early repayment will be made at par without payment of the said penalty. Similarly, it needs to be assessed if taking down certain covenants and providing a lien to Series holders has a material impact.

If in this assessment it is found that the change is material, the Company will depreciate the debt on its books at the transaction date and will recognize the new debt at its fair value (at the quoted price of the series on the TASE); this is likely to lead to recording a material profit for the difference between the debt on the books and its fair value on the TASE.

If in this assessment it is found that the change is not material, the Company will discount the cash flows based on the new deed include flows from Series D at the series’ original IRR, with the difference being allocated to profits.

As a result of the process the Company’s cash balances will be against a parallel reduction in the balance of debentures and interest to be paid in an overall amount of NIS 744 million.

On account of the fact that up until the Closing Date the Company will record in its books higher interest charges that will include late payment interest and the increase in interest due to lowering of the rating, the Company is likely to recognize profit as a result of the holders’ agreement to waive an increase in interest and late payment penalty interest in accordance with the amended deed.

4.	Carrying out expansion of Debentures Series C for Internet Gold:

The Company will issue par value NIS 310 million of Debentures Series C to Internet Gold for NIS 310 million. These debentures will be repaid together with the balance of the series in a bullet payment in November 2024.

It must be noted that the issue of debentures to Internet Gold will be done after early repayment has been made to the present holders of Series C, is described in sub-section c above, and Internet Gold will not be entitled to receive early repayment of the part of the series issued to it. In addition, debentures to Internet Gold will be issued separately and not as a package together with the shares that Internet Gold will purchase as part of the capital issue.

As a result of the process, the Company’s cash balances will increase by NIS 310 million against a growth in the balance of the Company’s debentures.

5.	Issue of Debentures Series D:

The Company will issue a new Series D of debentures for par value NIS 58 million, which will replace part of the repayment that was meant to have taken place in November 2023 and will be postponed until November 2024. Debentures Series D will be at similar terms to the modified Debentures Series C in terms of interest rate and repayment period, but with legal precedence at the time of distribution of a dividend from Bezeq, and other differences as stated in section 11 of the Settlement Plan.

This issue will increase the Company’s liquidity balances against and increase in the balance of debentures on the Company’s balance sheet.

For this issue the Company will need to receive approval for the weighted discount rate.

6.	Classification of the Company’s long-term debt without current maturities

In the interim periods until the date of completion of the Settlement the Company’s debt will continue to be classified short-term and the balance of debentures on the books of Series B and C will be determined according to the provisions of the debenture deed in terms of delay in payment, without a forecast of a debt settlement. After the date of completion of the Settlement the Company’s Debentures Series C and D will be classified as long-term on the Company’s balance sheet and there will not balances of current maturities on account of the fact that the principals are expected to repaid only in November 2024.

7.	Impact of costing of the transaction on the value of the holding Bezeq

It must be determined if the costing of the transaction is a characteristic of a drop in value of the Company’s impairment in Bezeq. If yes, the Company will be required to carry out a valuation of the various income-producing units and to check whether there is a need to record an impairment of the investment.

29.	Proforma event (Regulation 37K(A)(8) to the Reports Regulations)

To the best of the Company’s knowledge, there has not occurred in performance of the proposed Settlement a proforma event in its meaning in the Reports Regulations.

30.	Tax implications (Regulation 37K(A)(9) to the Reports Regulations)

There are not expected to be tax impacts on the Company on account of the Settlement. In the event that an accounting profit or loss will be recorded in the Company’s books as a result of the transaction, this will not entail any tax payments on account of the fact that this is estimated and not cash-based accounting profit or loss.

In respect of debenture holders, as is usual when decisions are taken on the investment of monies or in connection with the proposed Settlement, it is necessary to consider the tax implications related to holding or investing in debentures. What is stated in this report does not claim to be authoritative interpretation of the provisions of the law and does not replace individual professional advice by specialists, according to the specific data and the individual circumstances of each debenture holder. Each debenture holder is recommended to seek professional advice in order to clarify the tax results that will be applicable to them, paying attention to their specific circumstances.

31.	Description of the securities offered as part of the Settlement (Regulation 37K(A)(10) to the Reports Regulations)

As part of the Settlement Series C of the Company’s debentures will be expanded and their terms will be modified as detailed in the Settlement Plan and the amended trust deed of Debentures Series C, which is part of the Settlement documents that accompany the Settlement Plan.

As part of the Settlement Debentures Series D with a par value of NIS 58 million will be issued. (At the same as deletion of the identical amount of par value NIS 58 million from the principal of Debentures (Series C)).

As part of the Settlement Debentures (Series E) of the Company will be offered for issue as detailed in section 12 of the Settlement Plan.

As part of the Settlement shares will be issued to the purchasers (in the meaning of the term in the Settlement Plan), and a capital offering will take place in which the controlling shareholder and shareholders of the public in the amount of NIS 70 million, in equal parts, at a share price of NIS 4.175 per share. The purchasers will be obliged the shares for any amount that will not be invested by the public and an option to purchase the shares that the controlling shareholder will be obliged to purchase if it does not meet its undertakings.

Shares of the Company that will be issued as part of the Settlement and the agreement with the purchasers and Internet Gold will carry identical terms to shares existing in the Company’s issued and paid up capital. A description of the rights attached to the Company’s shares appears in detail in the Company’s F-20 reports and in the Company’s Articles of Association, a copy of which is brought here by way of reference.9

32.	Publication of report concerning the proposed debt settlement (Regulation 37K(A)(12) of the Reports Regulations and Regulation 38(4) of the Compromise Regulations)

As part of the proceedings that took place before the Hon. President of the Court, Judge Orenstein in Company Liquidations 28612-05-19 Reznick Paz Nevo Trusteeships v. B Communications Ltd concerning the appointment of a specialist, the application for appointment of a specialist was withdrawn and a specialist was not appointed to the Company in accordance with the provisions of section 350R of the Companies Law.

It is the Company’s intention to publish a report of economic feasibility prior to convening of the meetings about the proposed Settlement. The economic feasibility report will include consideration of the alternative of liquidation.

33.	Financial Statements

The Company’s financial statements as of December 31, 2018 are attached to the 20F report and as of March 31, 2019 are attached the financial statements for Q1 2019 as stated in section 1 above, and are included in this report by way of reference.

34.	Additional information concerning the petition to convene General Meetings (Regulation 37K(A)(13) of the Reports Regulations)

a.	On July 9, 2019 the Company filed a petition for convening General Meetings to approve the Settlement in accordance with the provisions of section 350 of the Companies Law; see the Company’s Immediate Report of July 9, 2019 (ref. no. 2019-02-058884), attached here by way of reference.

b.	On July 10, 2019 the court handed down a decision approving the Company’s petition to convene General Meetings to approve the Settlement; see the Company’s Immediate Report of July 10, 2019 (ref. no. 2019-02-059262), attached here by way of reference.

https://maya.tase.co.il/reports/details/550321

35.	Prior conditions

See section 19 of the Settlement Plan and Chapter 7 of the petition to convene meetings.

36.	Examination of the documents

A copy of this report and every document related to it are available for examination by the Company’s creditors at the Company’s offices, 2 Dov Friedman Street, Ramat Gan, in usual working hours and after prior appointment on tel. 03--7530900.

37.	Company representatives to handle the Immediate Report

Ami Barlev (CEO), on tel: 050-2029021.

Signatures

The Company

The Directors:	By
Shlomo Zohar, Chairman

Ami Barlev

Benny Gabbay

Moshe Rosenthal

Debbie Saperia

Sharon Avidar